The York Water Company *2007 Annual Report*





{*Customers Today & Tomorrow*}

Prepared to Serve









Table of Contents

President and CEO's Letter

Dear Shareholders **3**

Financials

Financial Highlights **9**

Shareholder Information **10**

Management's Discussion and Analysis **11**

Management's Report on Internal Control Over Financial Reporting **20**

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting **21**

Report of Independent Registered Public Accounting Firm **22**

Balance Sheets **23**

Statements of Income **24**

Statements of Common Stockholders' Equity and Comprehensive Income **25**

Statements of Cash Flows **26**

Notes to Financial Statements **27**

Supplemental Information **44**



Additional Information

Directors **46**

Officers and Key Employees **47**

Transfer Agent and Registrar **47**

Stock Exchange Listing **47**

Independent Auditors **47**



{*Customers Today & Tomorrow*}

PREPARED TO SERVE

In our 2002 Annual Report to Shareholders, we reported that The York Water Company has a STRONG TRADITION OF PLANNING for the future, anticipating customer needs and taking the action steps necessary to preserve and supply a sustainable source of high quality water.

At that time, we were discussing York Water's efforts to install a pumping station and a 15-mile pipeline from the Susquehanna River to Lake Redman. This major water project was completed in 2004 and provided our customer base with a reserve water source to use during periods of high demand and extended periods of drought.

This tradition of PREPARING TO SERVE the changing needs of CUSTOMERS in our expanding distribution territory and supply system is a hallmark of The York Water Company. Changes in technology and the demand for drinking water continuously require us to expand our service capabilities. 2007 was no exception; and, we are in the midst of another major planning, engineering and construction project to continue our tradition of supplying an adequate and sustainable supply of water.

WE ARE PREPARING NOW to meet the present and future needs of our customers by upgrading and improving our pumping and purification capabilities. During 2007, 2008 and 2009, we will be investing $10 million in these facilities. Three major construction initiatives are already underway including a new Residuals Processing Building, upgraded Sedimentation Facilities, and a new Emergency Power Generation Facility.

Our customers of today and tomorrow can be assured that The York Water Company is Prepared to Serve. We will continue to anticipate our communities' needs and growth. Wherever and whenever, *"that good York water" is needed, it will be available in plentiful supply.*



DEAR SHAREHOLDERS,

We are pleased to report another remarkable year in 2007. We posted another year of record financial performance, and a productive year for growth and expansion of service territory.



Jeffrey S. Osman
President and
Chief Executive Officer
(Retired)



FINANCIAL PERFORMANCE

We again achieved record operating revenues, operating income and net income. Earnings per share decreased by 1.7% to $0.57 due to the dilution caused by our public offering of approximately 740,000 shares of common stock in December 2006.

Operating revenues grew by 9.7% to $31.4 million (surpassing the $30 million mark for the first time). Operating income increased 9.8% to $14.2 million. Our earnings increased by 5.3% to $6.4 million.

Our operating revenue growth was offset by a reduction in our customers' per capita consumption, which we attribute to a drought watch declared in our service territory during the third quarter of 2007.

GROWTH AND EXPANSION OF TERRITORY

The number of customers served grew by 2.3% during 2007 to 58,890. The percent of customer growth in 2007 was lower than in the last several years due to weakness in the housing market.

Also in 2007, the Pennsylvania Public Utility Commission authorized an increase in the number of municipalities in which we may serve from 42 to 46.


Operating Revenues (millions)
33
29
25
21
17
2003
2004
2005
2006
2007


Net Income (millions)
6.4
5.4
4.4
3.4
2003
2004
2005
2006
2007




Customer Growth (%)
6
4
2
0
2003
2004
2005
2006
2007


Customers
61,000
57,000
53,000
49,000
2003
2004
2005
2006
2007



ACQUISITIONS

On January 5, 2007, the Company closed the acquisition of the water system of the Borough of Abbottstown, serving approximately 400 customers in the Borough through an interconnection with our distribution system. This acquisition marks our first entry into the growing Adams County region, one of the fastest growing regions in Pennsylvania.

On May 16, 2007, we announced that we had entered into an agreement to acquire the water system of West Manheim Township. This acquisition is expected to result in the addition of approximately 2,100 customers, and is the largest in our history. The closing on this acquisition and the interconnection to our distribution is anticipated to occur in the fourth quarter of 2008.

SHAREHOLDER VALUE

Our shareholders experienced a decrease in shareholder value during 2007. The market price of our common stock decreased $2.38 per share to $15.50, or a 13.3% decrease. This decrease, together with a $0.475 per share dividends paid during the year brought the total decrease in shareholder value to 9.8%.

In line with our objective to maintain regular dividend increases, we raised the quarterly dividend rate by 2.5% during the year. We have raised our dividend for eleven consecutive years

DEDICATED AND EXPERIENCED EMPLOYEES

The success that we have achieved is due to the dedication and talent of our employees. It is their energy and spirit that keeps this Company growing and thriving.

OUTLOOK

Efforts to expand our franchise carry on. We continue to monitor our operating region for opportunities to acquire new franchise territories, and thus new water customers. We also continue to expand our service capabilities to adapt to changes in technology and demand for drinking water quality. We will continue to anticipate our communities' growth. **Wherever and whenever "That good York water" is needed, it will be available in plentiful supply.**







Per Share Value
(Restated for 3 for 2 split)
21
18
15
12
9
2003
2004
2005
2006
2007

In 2007, we lost our friend and associate, Bob Skold. Bob had been a Director from November 1975 through September 1995, and a Director Emeritus from September 1995 until his death. His counsel, guidance and friendship will be sorely missed.

Chloé Eichelberger retired from the Board of Directors on March 31, 2007. Chloé served on the Board with distinction since September 15, 1995. During those years, Chloé demonstrated the highest standards of service to the Company. Chloé has been elected as a Director Emeritus.



Highlights of Our 192nd Year

(In thousands of dollars, except per share amounts)

Summary of Operations

For the Year	2007	2006	2005	2004	2003
Water operating revenue	$ 31,433	$ 28,658	$ 26,805	$ 22,504	$ 20,889
Operating expenses	17,269	15,754	14,017	12,595	11,555
Operating income	14,164	12,904	12,788	9,909	9,334
Interest expense	3,916	3,727	3,423	2,132	2,523
Gain on sale of land	–	–	–	743	–
Other income (expenses), net	(142)	110	(149)	(168)	12
Income before income taxes	10,106	9,287	9,216	8,352	6,823
Income taxes	3,692	3,196	3,383	3,051	2,375
Net income	$ 6,414	$ 6,091	$ 5,833	$ 5,301	$ 4,448
Per Share of Common Stock					
Book value	$ 5.97	$ 5.84	$ 4.85	$ 4.65	$ 4.05
Basic earnings per share	.57	.58	.56	.53	.46
Dividends	.475	.454	.424	.394	.367
Weighted average number of shares outstanding during the year	11,225,822	10,475,173	10,359,374	9,937,836	9,579,690
Utility Plant					
Original cost, net of acquisition adj.	$ 222,354	$ 202,020	$ 181,756	$ 163,701	$ 138,314
Construction expenditures	19,754	21,682	15,553	25,981	11,527
Other					
Total assets	$ 210,969	$ 196,064	$ 172,296	$ 156,066	$ 127,508
Long-term debt including current maturities	70,505	62,335	51,874	51,913	32,652

For Management's Discussion and Analysis of Financial Condition and Results of Operations, please refer to page 11.

Shareholder Information

Market for Common Stock and Dividends

The common stock of The York Water Company is traded on the NASDAQ Global Select Market (Symbol "YORW").

Quarterly price ranges and cash dividends per share for the last two years follow:

	2007			2006		
	High	**Low**	**Dividend***	**High**	**Low**	**Dividend***
1st Quarter	$18.15	$16.12	$0.118	$18.67	$15.33	$0.112
2nd Quarter	18.55	16.60	0.118	20.99	15.92	0.112
3rd Quarter	18.40	16.70	0.118	20.69	15.72	0.112
4th Quarter	17.30	15.45	0.121	20.35	17.50	0.118

*Cash dividends per share reflect dividends declared at each dividend date.
(Refer to Note 4 to the Financial Statements for a description of the restriction on the declaration and payment of cash dividends.)
Prices are sales prices listed on the NASDAQ Global Select Market.

Shareholders of record (excluding individual participants in securities positions listings) as of December 31, 2007 numbered approximately 1,443.

Dividend Policy

Dividends on the Company's common stock are declared by the Board of Directors and are normally paid in January, April, July and October. Dividends are paid based on shares outstanding as of the stated record date, which is ordinarily the last day of the calendar month immediately preceding the dividend payment.

The dividend paid on the Company's common stock on January 15, 2008 was the 548th consecutive dividend paid by the Company. The Company has paid consecutive dividends for its entire history, since 1816. The policy of our Board of Directors is currently to pay cash dividends on a quarterly basis. The dividend rate has been increased annually for eleven consecutive years. Future cash dividends will be dependent upon the Company's earnings, financial condition, capital demands and other factors and will be determined by the Company's Board of Directors.

Financial Reports and Investor Relations

Shareholders may request, without charge, copies of the Company's financial reports, including Annual Reports, and Forms 8-K, 10-K and 10-Q filed with the Securities and Exchange Commission (SEC). Such requests, as well as other investor relations inquiries, should be addressed to:

Kathleen M. Miller — Chief Financial Officer
The York Water Company
P.O. Box 15089, York, PA 17405-7089
(717) 845-3601
(800) 750-5561
kathym@yorkwater.com

YORW on the Internet

The Annual Report as well as reports filed with the SEC and other information about the Company can be found on the Company's website at: www.yorkwater.com

Management's Discussion & Analysis of Financial Condition & Results of Operations

(In thousands of dollars, except per share amounts)

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain matters which are not historical facts, but which are forward-looking statements. Words such as "may," "should," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. The Company intends these forward-looking statements to qualify for safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include certain information relating to the Company's business strategy; statements including, but not limited to:

- expected profitability and results of operations;
- goals, priorities and plans for, and cost of, growth and expansion;
- strategic initiatives;
- availability of water supply;
- water usage by customers; and
- ability to pay dividends on common stock and the rate of those dividends.

The forward-looking statements in this Annual Report reflect what the Company currently anticipates will happen. What actually happens could differ materially from what it currently anticipates will happen. The Company does not intend to make any public announcement when forward-looking statements in this Annual Report are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason. Important matters that may affect what will actually happen include, but are not limited to:

- changes in weather, including drought conditions;
- levels of rate relief granted;
- the level of commercial and industrial business activity within the Company's service territory;
- construction of new housing within the Company's service territory and increases in population;
- changes in government policies or regulations;
- the ability to obtain permits for expansion projects;
- material changes in demand from customers, including the impact of conservation efforts which may impact the demand of customers for water;
- changes in economic and business conditions, including interest rates, which are less favorable than expected; and
- other matters set forth in Item 1A, "Risk Factors," of the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

Management's Discussion & Analysis of Financial Condition & Results of Operations

(In thousands of dollars, except per share amounts)

OVERVIEW

The Company is the oldest investor-owned water utility in the United States and is duly organized under the laws of the Commonwealth of Pennsylvania. The Company has operated continuously since 1816. The business of the Company is to impound, purify and distribute water. The Company operates within its franchised territory, which covers 39 municipalities within York County, Pennsylvania and seven municipalities within Adams County, Pennsylvania. The Company is regulated by the Pennsylvania Public Utility Commission, or PPUC, in the areas of billing, payment procedures, dispute processing, terminations, service territory and rate setting. The Company must obtain PPUC approval before changing any of the aforementioned procedures. Water service is supplied through the Company's own distribution system. The Company obtains its water supply from the south branch and east branch of the Codorus Creek, which drains an area of approximately 117 square miles. The Company has two reservoirs, Lake Williams and Lake Redman, which together hold up to approximately 2.2 billion gallons of water. The Company has a 15-mile pipeline from the Susquehanna River to Lake Redman which provides access to an additional supply of 12.0 million gallons of water per day. As of December 31, 2007, the Company's average daily availability was 35.0 million gallons, and daily consumption was approximately 19.1 million gallons. The Company's service territory had an estimated population of 171,000 as of December 31, 2007. Industry within the Company's service territory is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance units, textile products, air conditioning systems, barbells and motorcycles.

The Company's business does not require large amounts of working capital and is not dependent on any single customer or a very few customers. In 2007, operating revenue was derived from the following sources and in the following percentages: residential, 63%; commercial and industrial, 29%; and other, 8%, which is primarily from the provision for fire service. Increases in revenues are generally dependent on the Company's ability to obtain rate increases from regulatory authorities in a timely manner and in adequate amounts and to increase volumes of water sold through increased consumption and increases in the number of customers served.

During the five-year period ended December 31, 2007, the Company has maintained an increasing growth in number of customers and distribution facilities as demonstrated by the following chart:

	2007	2006	2005	2004	2003
Average daily consumption (gallons per day)	19,058,000	18,769,000	18,657,000	18,116,000	17,498,000
Miles of mains at year-end	845	817	786	752	730
Additional distribution mains installed/acquired (ft.)	147,803	159,330	212,702	114,658	44,958
Number of customers at year-end	58,890	57,578	55,731	53,134	51,916
Population served at year-end	171,000	166,000	161,000	158,000	156,000

Management's Discussion & Analysis of Financial Condition & Results of Operations

(In thousands of dollars, except per share amounts)

PERFORMANCE MEASURES

Company management uses financial measures including operating revenues, net income, earnings per share and return on equity to evaluate its financial performance. Additional statistical measures including number of customers, customer complaint rate, annual customer rates, and the efficiency ratio are used to evaluate performance quality. These measures are calculated on a regular basis and compared with historical information, budget, and the other publicly-traded water companies.

The Company's 2007 performance was strong under most of the above measures, however earnings per share were not as strong as forecasted. At the end of 2006, we issued approximately 740,000 additional shares of common stock. Despite an increase in net income in 2007 over 2006 of 5.3%, earnings per share fell by 1.7% due to dilution. Increased expenses prevented net income from reaching the level required to produce earnings per share equal to or greater than 2006.

The efficiency ratio, which is calculated as net income divided by revenues, is used by management to evaluate its ability to keep expenses in line. Over the five previous years, our ratio averaged 21.5%. In 2007, the ratio fell slightly to 20.4% due to increased expenses which had not yet been included in rates charged to customers. The increased expenses will be included in a future rate filing which should help bring our efficiency ratio back to historical levels. Management continues to look for ways to decrease expenses and increase efficiency.

RESULTS OF OPERATIONS

2007 COMPARED WITH 2006

Net income for 2007 was $6,414, an increase of $323, or 5.3%, from net income of $6,091 for 2006. On a per share basis, earnings were down by $0.01 for the year reflecting the increase in net income and a 7.2% increase in the average number of common shares outstanding. The increase in the number of shares outstanding is primarily a result of the 739,750 additional shares issued by the Company in a public offering in December 2006. The primary contributing factors to the increase in net income were higher water operating revenues partially offset by increased operating expenses.

Water operating revenues for the year increased $2,775, or 9.7%, from $28,658 for 2006 to $31,433 for 2007. The primary reason for the increase in revenues was a 9.2% rate increase effective September 15, 2006. The average number of customers served in 2007 increased as compared to 2006 by 1,793 customers, from 56,697 to 58,490 customers, due to growth in the Company's service territory and the Abbottstown Borough water system acquisition on January 5, 2007. Despite this increase in customers, the total per capita volume of water sold in 2007 decreased compared to 2006 by approximately 1.2% due to reduced consumption in our service territory. The Company's service territory was on drought watch, which calls for a voluntary reduction in water use of 5%, during the months of August and October through December 2007. This had a small negative impact on revenues. The Company expects revenues to continue to increase as a result of increases to the customer base within its current service area, although at a lower rate due to the slump in the housing market, and through strategic acquisitions. The Company also seeks rate relief on a timely basis. Drought warnings or restrictions as well as regulatory actions could impact results.

Operating expenses for the year increased $1,515, or 9.6%, from $15,754 for 2006 to $17,269 for 2007. Higher depreciation expense of approximately $705 due to increased plant investment, higher salaries of approximately $647 due to increased rates and additional employees and increased pension expense of approximately $248 were the principal reasons for the increase. Higher electric costs, increased maintenance at the filter plant and higher chemical expense aggregating approximately $260 also added to the increase. The increase was partially offset by lower internal control compliance costs, reduced realty and capital stock taxes

(In thousands of dollars, except per share amounts)

RESULTS OF OPERATIONS (CONTINUED)

and increased capitalized overhead aggregating approximately $468. Depreciation expenses are expected to continue to rise due to the level of plant investment in 2007. Pension expense is expected to level off in 2008. Other operating expenses should continue to increase at a moderate level as costs to serve additional customers and to extend our distribution system continue to rise.

Interest expense on long-term debt increased $545, or 15.4%, from $3,550 for 2006 to $4,095 for 2007, due primarily to an increase in the amount of long-term debt outstanding. The Company issued tax-exempt debt through the York County Industrial Development Authority, or YCIDA, in the amount of $10,500 in October 2006. The proceeds of the bond issuance were used to pay down a portion of the Company's short-term borrowings. Increased borrowings under the Company's committed line of credit to fund operations and construction added to the increase.

Interest expense on short-term debt for 2007 was $566 lower than 2006 due to a decrease in short-term borrowings used to fund operations and construction expenditures. The average short-term debt outstanding in 2007 and 2006 was $793 and $10,453, respectively.

Allowance for funds used during construction decreased $210, from $438 for 2006 to $228 for 2007, due to a decrease in construction expenditures that were eligible for interest. Construction in 2006 included expenditures for large projects such as the main extension to Abbottstown and the enterprise software system. The 2008 allowance is expected to be higher than the 2007 level due to a large water treatment project and a main extension to West Manheim Township.

Other expenses, net increased by $252 in 2007 as compared to 2006 primarily due to reduced interest income on water district notes receivable because of a reduction in the note balance. Increased charitable contributions, many eligible for tax credits, added to the increase.

Federal and state income taxes increased by $496, or 15.5%, primarily due to higher taxable income. The Company's effective tax rate was 36.5% in 2007 and 34.4% in 2006.

2006 COMPARED WITH 2005

Net income for 2006 was $6,091, an increase of $258, or 4.4%, compared to net income of $5,833 for 2005. Increased water revenues were the primary contributing factor. An increased allowance for funds used during construction, decreased supplemental retirement expenses and a lower effective tax rate also added to the increase. Higher operating expenses and higher short-term interest expenses partially offset the increase.

Water operating revenues for the year increased $1,853, or 6.9%, from $26,805 for 2005 to $28,658 for 2006. A 9.2% rate increase effective September 15, 2006 accounted for approximately $719, or 38.8%, of the increase in water operating revenues for 2006. The average number of customers served in 2006 increased as compared to 2005 by 2,287, from 54,410 to 56,697 customers, due to growth in the Company's service territory and the Spring Grove and Mountain View acquisitions in July and November 2005, respectively. Despite this increase in customers, the total per capita volume of water sold in 2006 decreased compared to 2005 due to reduced consumption in the service territory.

Operating expenses for the year increased $1,737, or 12.4%, from $14,017 for 2005 to $15,754 for 2006. Higher salaries due to wage increases and additional employees of approximately $458, increased software training, conversion and support expenses of approximately $184, higher internal control compliance expenses of approximately $171, higher depreciation

(In thousands of dollars, except per share amounts)

expense of $155 due to increased plant investment, increased distribution system maintenance of approximately $132 and higher transportation expenses due to additional vehicles and increased gas prices of approximately $116 were the principal reasons for the increase. Higher pension expense, payroll taxes, electric costs, bad debt expense, shareholder expenses and chemical costs aggregating approximately $512 also contributed to the increase. The increase was partially offset by lower rate case expense, reduced hydrant expenses due to inventorying additional parts and higher capitalization of indirect costs aggregating $173.

Interest expense on long-term debt increased $80, or 2.3%, from $3,470 for 2005 to $3,550 for 2006, due primarily to an increase in amounts outstanding. The Company issued tax-exempt debt through the YCIDA in the amount of $10,500 in October 2006. The proceeds of the bond issue were used to pay down a portion of the Company's short-term borrowings. The increase was partially offset by the remarketing of the Company's 6.0% Industrial Development Authority Revenue Refunding Bonds, Series 1995, and the interest rate being redetermined to 3.75% on June 1, 2005.

Interest expense on short-term debt increased $481, from $134 for 2005 to $615 for 2006 due to an increase in short-term borrowings used to fund operations and construction expenditures. The average short-term debt outstanding in 2006 and 2005 was $10,453 and $2,700, respectively.

Allowance for funds used during construction increased $257 from $181 for 2005 to $438 for 2006 due to an increase in construction expenditures that were eligible for interest, including expenditures for the main extension to Abbottstown and the enterprise software system.

Other income, net increased by $259 in 2006 as compared to 2005 primarily due to reduced supplemental retirement expenses of approximately $225 due to an increase in the discount rate. Lower contributions and increased interest income on water district notes receivable aggregating approximately $81 also added to the increase. Higher non-operating property maintenance expenses of approximately $28 partially offset the increase.

Federal and state income taxes decreased by $187, or 5.5%. The effective tax rate declined from 36.7% in 2005 to 34.4% in 2006 due to the qualified domestic production deduction.

RATE DEVELOPMENTS

From time to time the Company files applications for rate increases with the PPUC and is granted rate relief as a result of such requests. The most recent rate request was filed by the Company on April 27, 2006, and sought an increase of $4,500, which would have represented a 16.0% increase in rates. Effective September 15, 2006, the PPUC authorized an increase in rates designed to produce approximately $2,600 in additional annual revenues, which represented an increase of 9.2% in the Company's rates at such time. The Company anticipates that it will file a rate increase request in 2008.

ACQUISITIONS

On May 16, 2007, the Company announced that it had entered into an agreement to acquire the water system of West Manheim Township in York County, Pennsylvania. This acquisition is expected to result in the addition of 2,100 customers and will cost approximately $2,075. The agreement was approved by the PPUC on December 20, 2007, and now awaits Pennsylvania Department of Environmental Protection (DEP) approval on the construction permits. Upon approval by DEP, the Company will construct a main from its current distribution system to interconnect with West Manheim's distribution system. The interconnection and closing on this acquisition are expected to occur in the fourth quarter of 2008.

(In thousands of dollars, except per share amounts)

ACQUISITIONS (CONTINUED)

On January 5, 2007, the Company completed the acquisition of the water system of Abbottstown Borough which served approximately 400 customers in Adams County, Pennsylvania. The purchase price of approximately $900 was less than the depreciated original cost of these assets. The Company has recorded a negative acquisition adjustment of approximately $131 and is amortizing this credit over the remaining life of the acquired assets. The purchase was funded through internally-generated funds and short-term borrowings. The Company began serving the customers of Abbottstown Borough in January 2007.

See Note 2 to the financial statements for additional acquisitions.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2007, current liabilities exceeded current assets by $14,548. At December 31, 2006, current assets exceeded current liabilities by $775. The change was primarily due to an increase in current maturities of long-term debt, due to the reclassification of our $12,000 variable rate PEDFA Series B Bonds from long-term to short-term debt described below, and an increase in short-term borrowings. As of February 2008, the Company maintains two lines of credit aggregating $28,000. Loans granted under these lines of credit bear interest at LIBOR plus 0.70% to 0.75%. Both lines of credit are unsecured. One line, amounting to $11,000 is payable upon demand, whereas the other is a committed line with a revolving 2-year maturity. The Company had $11,210 outstanding borrowings under its lines of credit as of December 31, 2007, and no line of credit borrowings as of December 31, 2006. The borrowings were incurred primarily for acquisitions and construction expenditures. $8,210 of the outstanding borrowings were under the committed line of credit and classified as long term, and $3,000 of the borrowings were under the short-term line. The weighted average interest rate on line of credit borrowings at December 31, 2007 was 5.62%. The Company is not required to maintain compensating balances on its lines of credit.

The holders of our $12,000 variable rate PEDFA Series B Bonds may tender their bonds at any time. When the bonds are tendered, they are subject to an annual remarketing agreement, pursuant to which a remarketing agent attempts to remarket the tendered bonds pursuant to the terms of the Indenture. The Company also has a Standby Bond Purchase Agreement (also known as a liquidity facility) whereby bonds which cannot be remarketed are purchased by a financial institution (PNC Bank). If PNC Bank is unable to remarket or sell the bonds within 6 months, the Company must begin to buy back the bonds in monthly installments over a five-year period. The effect of this arrangement has historically allowed the Company to classify these bonds as long-term debt.

In January 2008, the credit rating of the insurer of the bonds was downgraded, and as a result, all of the bonds were tendered. As a result of these events, we have classified the $12,000 variable rate debt as short term on the balance sheet. The remarketing agent is currently attempting to remarket the bonds, but these efforts may not be successful. Also, the terms of the standby agreement permit PNC Bank to terminate the agreement after an insurer credit downgrade has occurred. If the remarketing agent is unable to remarket the bonds, it is likely that PNC Bank will terminate the standby agreement and the Company will be required to refund and refinance all of the bonds. The Company is currently looking into both fixed and variable financing options that will best satisfy both short-term and long-term objectives. The Company also has sufficient line of credit capacity to be able to buy the bonds back temporarily until a more permanent refinancing can be obtained.

(In thousands of dollars, except per share amounts)

During 2007, the Company incurred $19,754 of construction expenditures for routine items as well as a new standpipe, main replacements and relinings, software development and a water treatment expansion project. In addition to the aforementioned construction expenditures, the Company incurred approximately $900 for the purchase of the water system of Abbottstown Borough. The Company was able to fund operating activities, acquisitions and construction expenditures using internally-generated funds, borrowings against the Company's lines of credit, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends), or DRIP, and employee stock purchase plan, or ESPP, customer advances and the distribution surcharge allowed by the PPUC. The distribution surcharge allows the Company to add a charge to customers' bills for qualified replacement costs of certain infrastructure without submitting a rate filing. We anticipate construction expenditures for 2008 and 2009 of approximately $24,640 and $15,350, respectively. In addition to routine transmission and distribution projects, a portion of the anticipated 2008 and 2009 expenditures will be for additional standpipes, booster stations, upgrades to water treatment facilities, distribution center renovations, the West Manheim acquisition and main extension and various replacements of aging infrastructure. Internally-generated funds, borrowings against the Company's lines of credit, proceeds from the issuance of common stock under its DRIP and ESPP, customer advances, the distribution surcharge and potential long-term debt and common stock issues will be used to satisfy the need for additional cash.

DIVIDENDS

During 2007, the Company's dividend payout ratios relative to net income and cash provided by operating activities were 83.1% and 52.6%, respectively. During the fourth quarter of 2007, the Board of Directors increased the dividend by 2.5% from 11.8 cents per share to 12.1 cents per share per quarter. This was the eleventh consecutive annual dividend increase and the 192nd consecutive year of paying dividends. While the Company expects to maintain this dividend amount in 2008, future dividends will be dependent upon the Company's earnings, financial condition, capital demands and other factors and will be determined by the Company's Board of Directors.

COMMON STOCKHOLDERS' EQUITY

Common stockholders' equity as a percent of the total capitalization, defined as total common stockholders' equity plus long-term debt (including current maturities), was 48.8% as of December 31, 2007, compared with 51.2% as of December 31, 2006. It is the Company's intent to maintain a ratio near fifty percent.

INFLATION

The Company, like all other businesses, is affected by inflation, most notably by the continually increasing costs incurred to maintain and expand its service capacity. The cumulative effect of inflation results in significantly higher facility replacement costs which must be recovered from future cash flows. The ability of the Company to recover this increased investment in facilities is dependent upon future revenue increases, which are subject to approval by the PPUC. The Company can provide no assurances that its rate increases will be approved by the PPUC; and, if approved, the Company cannot guarantee that these rate increases will be granted in a timely or sufficient manner to cover the investments and expenses for which the rate increase was sought.

(In thousands of dollars, except per share amounts)

CONTRACTUAL OBLIGATIONS

The following summarizes the Company's contractual obligations by period as of December 31, 2007:

	Payments Due by Period						
	Total	2008	2009	2010	2011	2012	Thereafter
Long-term debt obligations (a)	$ 70,505	$ 12,040	$ 10,951	$ 4,341	$ 41	$ 42	$ 43,090
Interest on long-term debt (b)	47,588	3,480	3,419	3,288	3,221	3,220	30,960
Short-term borrowings (c)	3,000	3,000	–	–	–	–	–
Purchase obligations (d)	4,869	4,869	–	–	–	–	–
Defined benefit obligations (e)	800	800	–	–	–	–	–
Deferred employee benefits (f)	4,090	202	210	181	215	218	3,064
Total	$ 130,852	$ 24,391	$ 14,580	$ 7,810	$ 3,477	$ 3,480	$ 77,114

(a) Represents debt maturities including current maturities. Included in the table is a payment of $12,000 in 2008 on the variable rate bonds which were tendered in January 2008. The Company may be required to refund the bonds if they cannot be remarketed, and if the standby bond purchase agreement is cancelled.

(b) Excludes interest on the $12,000 variable rate debt and the associated interest rate swap payments as these payments cannot be reasonably estimated. Also excludes interest on the committed line of credit due to the variability of both the outstanding amount and the interest rate.

(c) Represents obligations under the Company's short-term line of credit.

(d) Represents purchase obligations under contracts relating to the West Manheim Township acquisition and the filter plant upgrade.

(e) Represents contributions expected to be made to qualified defined benefit plans. The amount of required contributions in 2009 and thereafter is not currently determinable.

(f) Represents the obligations under the Company's Supplemental Retirement and Deferred Compensation Plans for executives.

In addition to these obligations, the Company makes refunds on Customers' Advances for Construction over a specific period of time based on operating revenues related to developer-installed water mains or as new customers are connected to and take service from such mains. The refund amounts are not included in the above table because the timing cannot be accurately estimated. Portions of these refund amounts are payable annually through 2018 and amounts not paid by the contract expiration dates become non-refundable and are transferred to Contributions in Aid of Construction.

CRITICAL ACCOUNTING ESTIMATES

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Our accounting policies require us to make subjective judgments because of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates include: regulatory assets and liabilities, revenue recognition and accounting for our pension plans.

Regulatory Assets and Liabilities

SFAS No. 71 defines generally accepted accounting principles for companies whose rates are established by or are subject to approval by an independent third-party regulator. In accordance with SFAS No. 71, the Company defers costs and credits on its balance sheet as regulatory assets and liabilities when it is probable that these costs and credits will be recognized in the rate-making process in a period different from when the costs and credits were incurred. These deferred amounts are then recognized in the income statement in the period in which they are reflected in customer rates. If the Company later finds that

(In thousands of dollars, except per share amounts)

these assets and liabilities cannot be included in rate-making, they are adjusted appropriately. See Note 1 for additional details regarding regulatory assets and liabilities.

Revenue Recognition

Revenues include amounts billed to metered customers on a cycle basis and unbilled amounts based on both actual and estimated usage from the latest meter reading to the end of the accounting period. Estimates are based on average daily usage for those particular customers. The unbilled revenue amount is recorded as a current asset on the balance sheet. Actual results could differ from these estimates and would result in operating revenues being adjusted in the period in which the actual usage is known. Based on historical experience, the Company believes its estimate of unbilled revenues is reasonable.

Pension Accounting

Accounting for defined benefit pension plans requires estimates of future compensation increases, mortality, the discount rate, and expected return on plan assets as well as other variables. The Company selected its December 31, 2007 and 2006 discount rates based on the Citigroup Pension Liability Index. This index uses the Citigroup spot rates for durations out to 30 years and matches them to expected disbursements from the plan over the long term. The Company believes this index most appropriately matches its pension obligations. The present values of the Company's future pension obligations were determined using a discount rate of 6.5% at December 31, 2007 and 5.9% at December 31, 2006.

Choosing a lower discount rate normally increases the amount of pension expense and the corresponding liability. In the case of the Company, a 25 basis point reduction in the discount rate would increase its liability by $602, but would not have an impact on its pension expense. The PPUC, in a previous rate settlement, agreed to grant recovery of the Company's contribution to the pension plans in customer rates. As a result, under SFAS No. 71, expense in excess of the Company's pension plan contribution is deferred as a regulatory asset and will be expensed as contributions are made to the plans and the contributions are recovered in customer rates. Therefore, changes in the discount rate affect regulatory assets rather than pension expense.

The Company's estimate of the expected return on plan assets was primarily based on the historic returns and projected future returns of the asset classes represented in its plans. Approximately 60% of pension assets are equity securities and 40% are debt securities. The Company used 7% as its estimate of expected return on assets in both 2007 and 2006. If the Company were to reduce the expected return by 25 basis points to 6.75%, its liability would increase by $39, but its expense would again remain unchanged because the expense is equal to the Company's contribution to the plans. The additional expense would instead be recorded as an increase to regulatory assets.

Other critical accounting estimates are discussed in the Significant Accounting Policies Note to the Financial Statements.

Off-Balance Sheet Transactions

The Company does not use off-balance sheet transactions, arrangements or obligations that may have a material current or future effect on financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses. The Company does not use securitization of receivables or unconsolidated entities. The Company does not engage in trading or risk management activities, with the exception of the interest rate swap agreement discussed in Note 4 to the financial statements, does not use derivative financial instruments for speculative trading purposes, has no lease obligations, and does not have material transactions involving related parties.

Impact of Recent Accounting Pronouncements

See Note 1 to the financial statements, "Significant Accounting Policies" for the effect of new accounting pronouncements.

Management's Report on Internal Control Over Financial Reporting

Management of The York Water Company (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework* (COSO). As a result of this assessment and based on the criteria in the COSO framework, management has concluded that, as of December 31, 2007, the Company's internal control over financial reporting was effective.

The Company's independent auditors, Beard Miller Company LLP, have audited the Company's internal control over financial reporting. Their opinions on the Company's internal control over financial reporting and on the Company's financial statements appear on the following pages of this annual report.

Jeffrey R. Hines
President, Chief Executive Officer

Kathleen M. Miller
Chief Financial Officer

March 10, 2008

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE YORK WATER COMPANY

We have audited The York Water Company's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The York Water Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The York Water Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, common stockholders' equity and comprehensive income, and cash flows of The York Water Company, and our report dated March 10, 2008 expressed an unqualified opinion.

Beard Miller Company LLP

Beard Miller Company LLP
York, Pennsylvania
March 10, 2008

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE YORK WATER COMPANY

We have audited the accompanying balance sheets of The York Water Company as of December 31, 2007 and 2006, and the related statements of income, common stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. The York Water Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The York Water Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the financial statements, the Company changed its method of accounting for defined benefit pension plans in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The York Water Company's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2008 expressed an unqualified opinion.

Beard Miller Company LLP

Beard Miller Company LLP
York, Pennsylvania
March 10, 2008

Balance Sheets

(In thousands of dollars, except per share amounts)

ASSETS	As of December 31 2007	As of December 31 2006
Utility Plant, at original cost	$ 223,538	$ 203,101
Plant acquisition adjustments	(1,184)	(1,081)
Accumulated depreciation	(31,308)	(28,220)
Net utility plant	191,046	173,800
Other Physical Property:		
Less accumulated depreciation of $150 in 2007 and $138 in 2006	574	569
Current Assets:		
Receivables, less reserves of $193 in 2007 and $173 in 2006	2,954	2,304
Unbilled revenues	2,216	2,536
Recoverable income taxes	252	520
Materials and supplies inventories, at cost	802	820
Prepaid expenses	456	400
Deferred income taxes	132	118
Total current assets	6,812	6,698
Other Long-Term Assets:		
Deferred debt expense	1,170	1,263
Notes receivable	610	1,941
Deferred regulatory assets	7,709	8,993
Other	3,048	2,800
Total long-term assets	12,537	14,997
Total Assets	$ 210,969	$ 196,064

STOCKHOLDERS' EQUITY AND LIABILITIES	2007	2006
Common Stockholders' Equity:		
Common stock, no par value, authorized 46,500,000 shares, issued and outstanding 11,264,923 shares in 2007 and 11,201,119 shares in 2006	$ 56,566	$ 55,558
Retained earnings	10,986	9,904
Accumulated other comprehensive loss	(280)	(101)
Total common stockholders' equity	67,272	65,361
Preferred stock, authorized 500,000 shares, no shares issued	-	-
Long-term debt, excluding current portion	58,465	61,095
Commitments		
Current Liabilities:		
Short-term borrowings	3,000	-
Current portion of long-term debt	12,040	1,240
Accounts payable	3,164	1,627
Dividends payable	1,126	1,075
Accrued taxes	24	70
Accrued interest	910	916
Other accrued expenses	1,096	995
Total current liabilities	21,360	5,923
Deferred Credits:		
Customers' advances for construction	21,821	25,221
Contributions in aid of construction	19,736	15,952
Deferred income taxes	16,964	15,529
Deferred employee benefits	4,042	5,891
Other deferred credits	1,309	1,092
Total deferred credits	63,872	63,685
Total Stockholders' Equity and Liabilities	$ 210,969	$ 196,064

The accompanying notes are an integral part of these statements.

Statements of Income

(In thousands of dollars, except per share amounts)

	Year Ended December 31 2007	2006	2005
Water Operating Revenues:			
Residential	$ 19,722	$ 17,972	$ 16,737
Commercial and industrial	9,290	8,497	8,009
Other	2,421	2,189	2,059
	31,433	28,658	26,805
Operating Expenses:			
Operation and maintenance	6,593	5,976	5,298
Administrative and general	6,506	6,174	5,432
Depreciation and amortization	3,227	2,522	2,364
Taxes other than income taxes	943	1,082	923
	17,269	15,754	14,017
Operating income	14,164	12,904	12,788
Other Income (Expenses):			
Interest on long-term debt	(4,095)	(3,550)	(3,470)
Interest on short-term debt	(49)	(615)	(134)
Allowance for funds used during construction	228	438	181
Other income (expenses), net	(142)	110	(149)
	(4,058)	(3,617)	(3,572)
Income before income taxes	10,106	9,287	9,216
Federal and state income taxes	3,692	3,196	3,383
Net Income	$ 6,414	$ 6,091	$ 5,833
Basic Earnings Per Common Share	$ 0.57	$ 0.58	$ 0.56
Cash Dividends Declared Per Common Share	$ 0.475	$ 0.454	$ 0.424

The accompanying notes are an integral part of these statements.

Statements of Common Stockholders' Equity and Comprehensive Income

For the Years Ended December 31, 2007, 2006 and 2005 (In thousands of dollars, except per share amounts)

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2004	$ 41,014	$ 7,192	$ (169)	$ 48,037
Net income	–	5,833	–	5,833
Other comprehensive income (loss):				
Unrealized loss on interest rate swap, net of $101 income tax	–	–	(148)	(148)
Reclassification adjustment for amounts recognized in income, net of $57 income tax	–	–	84	84
Comprehensive income				5,769
Dividends ($.424 per share)	–	(4,392)	–	(4,392)
Issuance of common stock under dividend reinvestment and employee stock purchase plans	1,001	–	–	1,001
Balance, December 31, 2005	42,015	8,633	(233)	50,415
Net income	–	6,091	–	6,091
Other comprehensive income (loss):				
Unrealized gain on interest rate swap, net of $82 income tax	–	–	120	120
Reclassification adjustment for amounts recognized in income, net of $8 income tax	–	–	12	12
Comprehensive income				6,223
Dividends ($.454 per share)	–	(4,820)	–	(4,820)
Issuance of 739,750 shares common stock	12,482	–	–	12,482
Issuance of common stock under dividend reinvestment and employee stock purchase plans	1,061	–	–	1,061
Balance, December 31, 2006	55,558	9,904	(101)	65,361
Net income	–	6,414	-	6,414
Other comprehensive income (loss):				
Unrealized loss on interest rate swap, net of $125 income tax	–	–	(183)	(183)
Reclassification adjustment for amounts recognized in income, net of $3 income tax	–	–	4	4
Comprehensive income				6,235
Dividends ($.475 per share)	–	(5,332)	–	(5,332)
Issuance of common stock under dividend reinvestment and employee stock purchase plans	1,008	–	–	1,008
Balance, December 31, 2007	$ 56,566	$ 10,986	$ (280)	$ 67,272

The accompanying notes are an integral part of these statements.

Statements of Cash Flows

(In thousands of dollars, except per share amounts)

	Year Ended December 31 2007	2006	2005
Cash Flows from Operating Activities:			
Net income	$ 6,414	$ 6,091	$ 5,833
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,227	2,522	2,364
Increase in deferred income taxes	1,143	1,496	688
Other	(71)	(115)	(85)
Changes in assets and liabilities:			
Increase in accounts receivable, unbilled revenues and recoverable income taxes	(216)	(1,729)	(261)
(Increase) decrease in materials and supplies and prepaid expenses	(38)	(29)	567
Increase (decrease) in accounts payable, accrued expenses, regulatory and other liabilities, and deferred employee benefits and credits	(1,654)	1,504	1,149
Increase (decrease) in accrued interest and taxes	(52)	111	(477)
(Increase) decrease in regulatory and other assets	1,287	(2,735)	(1,327)
Net cash provided by operating activities	10,040	7,116	8,451
Cash Flows from Investing Activities:			
Utility plant additions, including debt portion of allowance for funds used during construction of $127 in 2007, $245 in 2006 and $101 in 2005	(18,154)	(20,678)	(15,562)
Acquisitions of water systems	(896)	–	(1,994)
Decrease in notes receivable	858	255	41
Net cash used in investing activities	(18,192)	(20,423)	(17,515)
Cash Flows from Financing Activities:			
Customers' advances for construction and contributions in aid of construction	2,447	4,065	5,328
Repayments of customer advances	(1,469)	(1,465)	(1,141)
Proceeds (issuance costs) of long-term debt	8,210	9,920	(35)
Repayments of long-term debt	(40)	(39)	(39)
Borrowings (repayments) under short-term line-of-credit agreements	3,000	(7,292)	7,292
Changes in cash overdraft position	277	(753)	805
Issuance of common stock	1,008	13,543	1,001
Dividends paid	(5,281)	(4,672)	(4,311)
Net cash provided by financing activities	8,152	13,307	8,900
Net change in cash and cash equivalents	–	–	(164)
Cash and cash equivalents at beginning of year	–	–	164
Cash and cash equivalents at end of year	$ –	$ –	$ –
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest, net of amounts capitalized	$ 3,970	$ 3,815	$ 3,473
Income taxes	2,324	2,174	3,027

Supplemental schedule of non-cash investing and financing activities:
Accounts payable includes $2,311 in 2007, $900 in 2006 and $1,223 in 2005 for the construction of utility plant.
Accounts payable and other deferred credits includes $173 in 2007, $239 in 2006 and $303 in 2005 for the acquisition of water systems.
The change in notes receivable includes $473 in 2007 and ($4) in 2005 offset by like amounts of customer advances.

The accompanying notes are an integral part of these statements.

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

The business of The York Water Company is to impound, purify and distribute water. The Company operates within its franchised territory located in York and Adams Counties, Pennsylvania, and is subject to regulation by the PPUC.

The following summarizes the significant accounting policies employed by The York Water Company.

Utility Plant and Depreciation

The cost of additions includes contracted cost, direct labor and fringe benefits, materials, overhead and, for certain utility plant, allowance for funds used during construction. Water systems acquired are recorded at estimated original cost of utility plant when first devoted to utility service and the applicable depreciation is recorded to accumulated depreciation. The difference between the estimated original cost less applicable accumulated depreciation, and the purchase price is recorded as an acquisition adjustment within utility plant. At December 31, 2007 and 2006, utility plant includes a credit acquisition adjustment of $1,184 and $1,081, respectively. The acquisition of Abbottstown Borough water assets yielded a negative acquisition adjustment of $131. The net acquisition adjustment is being amortized over the remaining life of the respective assets. Amortization amounted to $28 in 2007, $31 in 2006 and $34 in 2005.

Upon normal retirement of depreciable property, the estimated or actual cost of the asset is credited to the utility plant account, and such amounts, together with the cost of removal less salvage value, are charged to the reserve for depreciation. To the extent the Company recovers cost of removal or other retirement costs through rates after the retirement costs are incurred, a regulatory asset is reported. Gains or losses from abnormal retirements are reflected in income currently.

The Company charges to maintenance expense the cost of repairs and replacements and renewals of minor items of property. Maintenance of transportation equipment is charged to clearing accounts and apportioned therefrom in a manner similar to depreciation. The cost of replacements, renewals and betterments of units of property is capitalized to the utility plant accounts.

The straight-line remaining life method is used to compute depreciation on utility plant cost, exclusive of land and land rights. Annual provisions for depreciation of transportation and mechanical equipment included in utility plant are computed on a straight-line basis over the estimated service lives. Such provisions are charged to clearing accounts and apportioned therefrom to operating expenses and other accounts in accordance with the Uniform System of Accounts as prescribed by the PPUC. The following remaining lives are used for financial reporting purposes:

Utility Plant Asset Category	December 31, 2007	December 31, 2006	Approximate range of remaining lives
Mains and accessories	$ 111,500	$ 102,743	13-85 yrs
Services, meters and hydrants	46,556	42,447	22-54 yrs
Operations structures, reservoirs and water tanks	35,966	33,677	11-67 yrs
Pumping and purification equipment	7,951	7,428	8-33 yrs
Office, transportation and operating equipment	8,676	7,458	1-22 yrs
Land and other non-depreciable assets	2,771	2,690	-
Utility plant in service	213,420	196,443	
Construction work in progress	10,118	6,658	-
Total Utility Plant	$ 223,538	$ 203,101	

The effective rate of depreciation was 1.98% in 2007, 1.72% in 2006, and 1.82% in 2005 on average utility plant, net of customers' advances and contributions. Larger depreciation provisions are deducted for tax purposes.

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Accounts receivable are stated at outstanding balances, less a reserve for doubtful accounts. The reserve for doubtful accounts is established through provisions charged against income. Accounts deemed to be uncollectible are charged against the reserve and subsequent recoveries, if any, are credited to the reserve. The reserve for doubtful accounts is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the reserve is based on past experience, agings of the receivables, adverse situations that may affect a customer's ability to pay, current economic conditions, and other relevant factors. This evaluation is inherently subjective. Unpaid balances remaining after the stated payment terms are considered past due.

Revenues

Revenues include amounts billed to customers on a cycle basis and unbilled amounts based on actual and estimated usage from the latest meter reading to the end of the accounting period.

Deferred Debt Expense

Deferred debt expense is amortized on a straight-line basis over the term of the related debt.

Notes Receivable

Notes receivable are recorded at cost and represent amounts due from various municipalities for construction of water mains into their particular municipality. Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a note to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. When a note is considered to be impaired, the carrying value of the note is written down. The amount of the impairment is measured based on the present value of expected future cash flows discounted at the note's effective interest rate.

Regulatory Assets and Liabilities

The Company is subject to the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." SFAS No. 71 provides for the recognition of regulatory assets and liabilities as allowed by regulators for costs or credits that are reflected in current customer rates or are considered probable of being included in future rates. The regulatory assets or liabilities are then relieved as the cost or credit is reflected in rates. Regulatory assets represent costs that are expected to be fully recovered from customers in future rates while regulatory liabilities represent amounts that are expected to be refunded to customers in future rates. These deferred costs have been excluded from the Company's rate base and, therefore, no return is being earned on the unamortized balances.

Regulatory assets and liabilities are comprised of the following:

	December 31, 2007	December 31, 2006	Remaining Recovery Periods
Assets			
Income taxes	$ 2,809	$ 2,415	Various
Postretirement benefits	4,323	6,079	10-20 years
Utility plant retirement costs	510	338	5 years
Rate case filing expenses	67	161	1-2 years
	$ 7,709	$ 8,993	
Liabilities			
Income taxes	$ 860	$ 867	1-50 years

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

Certain items giving rise to deferred state income taxes, as well as a portion of deferred Federal income taxes related primarily to differences between book and tax depreciation expense, are recognized for ratemaking purposes on a cash or flow-through basis and will be recovered in rates as they reverse.

Postretirement benefits include (a) deferred pension expense in excess of contributions made to the plans, and (b) the underfunded status of the pension plans. The underfunded status represents the excess of the projected benefit obligation over the fair market value of the assets. Both are expected to be recovered in future years as additional contributions are made. The recovery period is dependent on contributions made to the plans and the discount rate used to value the obligations. The period is estimated at between 10 and 20 years.

The regulatory asset for utility plant retirement costs, including cost of removal, represents costs already incurred that are expected to be recovered over a five-year period in rates. Rate case filing expenses are deferred and amortized over a period of 1-2 years.

Regulatory liabilities relate mainly to deferred investment tax credits, and additionally to deferred taxes related to postretirement death benefits and bad debts. These liabilities will be given back to customers in rates as tax deductions occur over the next 1-50 years. Regulatory liabilities are part of other accrued expenses and other deferred credits on the balance sheets.

Materials and Supplies Inventories

Materials and supplies inventories are stated at cost. Costs are determined using the average cost method.

Other Assets

Other assets consist mainly of the cash value of life insurance policies held as an investment by the Company for reimbursement of costs and benefits associated with its supplemental retirement and deferred compensation programs.

Customers' Advances for Construction

Customer advances are cash payments from developers, municipalities, customers or builders for construction of utility plant and are refundable as operating revenues are earned and any notes receivable have been paid after the completion of construction. After all refunds to which the customer is entitled are made, any remaining balance is transferred to contributions in aid of construction. From 1986 - 1996 when customer advances were taxable income to the Company, additional funds were collected from customers to cover the taxes. Those funds were recorded as a liability within Customer Advances and are being amortized as deferred income over the tax life of the underlying assets.

Contributions in Aid of Construction

Contributions in Aid of Construction is composed of (i) direct, non-refundable contributions from developers, customers or builders for construction of water infrastructure and (ii) customer advances that have become non-refundable. Contributions in aid of construction are deducted from the Company's rate base, and therefore, no return is earned on property financed with contributions. The PPUC requires that contributions received remain on the Company's balance sheet indefinitely as a long-term liability.

Comprehensive Income

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on interest rate swaps, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Interest Rate Swap Agreement

The Company utilizes an interest rate swap agreement to convert a portion of its variable-rate debt to a fixed rate. The Company has designated the interest rate swap agreement as a cash flow hedge. Interest rate swaps are contracts in which a series of interest rate cash flows are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged.

As a derivative, the interest rate swap is recorded on the balance sheet in other deferred credits at fair value. The effective portion of the gain or loss on a derivative designated and qualifying as a cash flow hedging instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings as interest expense in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, which has been minimal to date, is recognized currently in earnings. During the twelve months ending December 31, 2008, the Company expects to reclassify $45 (net of tax) from other comprehensive loss to earnings as an expense. The interest rate swap will expire on October 1, 2029.

Interest rate derivative financial instruments receive hedge accounting treatment only if they are designated as a hedge and are expected to be, and are, effective in substantially reducing interest rate risk arising from the assets and liabilities identified as exposing the Company to risk. Those derivative financial instruments that do not meet the hedging criteria would be classified as trading activities and would be recorded at fair value with changes in fair value recorded in income. Derivative hedge contracts must meet specific effectiveness tests (i.e., over time the change in their fair values or cash flows due to the designated hedge risk must be within 80 to 125 percent of the opposite change in the fair values or cash flows of the hedged assets or liabilities). Further, if the underlying financial instrument differs from the hedged asset or liability, there must be a clear economic relationship between the prices of the two financial instruments. If periodic assessment indicates derivatives no longer provide an effective hedge, the derivative contracts would be closed out and settled or classified as a trading activity.

Income Taxes

Certain income and expense items are accounted for in different time periods for financial reporting than for income tax reporting purposes.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent such income taxes increase or decrease future rates, an offsetting regulatory asset or liability has been recorded.

Investment tax credits have been deferred and are being amortized to income over the average estimated service lives of the related assets. As of December 31, 2007 and 2006, deferred investment tax credits amounted to $1,005 and $1,044, respectively.

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

Allowance for Funds Used During Construction

Allowance for funds used during construction (AFUDC) represents the cost of funds used for construction purposes during the period of construction. These costs are reflected as non-cash income during the construction period and as an addition to the cost of plant constructed. The PPUC approved rate was 10.04% for 2007, 2006 and 2005. AFUDC is recovered through water rates as utility plant is depreciated.

Cash and Cash Equivalents

For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents except for those instruments earmarked to fund construction expenditures or repay long-term debt.

The Company had a book overdraft of $328 and $51 at December 31, 2007 and 2006, respectively. The book overdraft represents outstanding checks and other items which had not cleared the bank as of the end of the period. The overdraft is included in accounts payable on the balance sheet and the change in overdraft position is recorded as a financing activity on the statement of cash flows.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain 2006 and 2005 amounts have been reclassified to conform to the 2007 presentation. Such reclassifications had no effect on net income.

Impact of Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes." FIN No. 48 prescribes (a) a consistent recognition threshold and (b) a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting, disclosure and transition. This interpretation was effective for fiscal years beginning after December 15, 2006. The Company evaluated and adopted this interpretation in January 2007 concluding that there were no uncertain tax positions meeting the recognition and measurement test of FIN No. 48. The Company will continue to monitor tax positions going forward.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," to eliminate the diversity in practice that exists due to the different definitions of fair value and the limited guidance for applying those definitions. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price), as opposed to the price that would be paid to acquire the asset or received to assume the liability at the measurement date (an entry price). SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has evaluated this standard and determined that it did not have a material effect on financial position and results of operations. The Company adopted this standard in January 2008.

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impact of Recent Accounting Pronouncements (continued)

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS No. 158 requires (1) recognition of the funded status of a benefit plan in the balance sheet, (2) recognition in other comprehensive income of gains or losses and prior service costs or credits arising during the period but which are not included as components of periodic benefit cost, (3) measurement of defined benefit plan assets and obligations as of the balance sheet date, and (4) disclosure of additional information about the effects on periodic benefit cost for the following fiscal year arising from delayed recognition in the current period. The requirements to recognize the funded status of a plan and to comply with disclosure provisions were effective as of the end of the fiscal year that ends after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the balance sheet date is effective for fiscal years ending after December 15, 2008. The Company adopted this standard as of December 31, 2006, and has accordingly reported the unfunded status of its defined benefit pension plans as well as the required disclosures. The requirement to measure plan assets and benefit obligations as of the balance sheet date, effective after December 15, 2008, will have no impact, as the Company's plans are already measured at the balance sheet date.

In February 2007, the FASB issued SFAS No. 159, "Establishing the Fair Value Option for Financial Assets and Liabilities," to permit all entities to choose to elect to measure eligible financial instruments at fair value. The decision to elect the fair value option should be made on an instrument-by-instrument basis with certain exceptions. If the fair value option is elected, an entity must report unrealized gains and losses in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157, "Fair Value Measurements." The Company has evaluated this standard and determined that it did not impact financial position or results of operations. The Company adopted this standard in January 2008.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations." The statement establishes principles and requirements for how the acquirer (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This statement is effective for annual periods beginning after December 15, 2008. This statement will not have an impact on the Company's financial statements unless another company is purchased.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51." SFAS No. 160 requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements and it requires consolidated net income to include amounts attributable to both the parent and noncontrolling interest. This statement is effective for annual periods beginning after December 15, 2008. This statement will not affect the Company's financial statements since there are no subsidiaries.

(In thousands of dollars, except per share amounts)

2. ACQUISITIONS

On May 16, 2007, the Company announced that it had entered into an agreement to acquire the water system of West Manheim Township in York County, Pennsylvania. This acquisition is expected to result in the addition of 2,100 customers and will cost approximately $2,075. The agreement was approved by the PPUC on December 20, 2007, and now awaits Pennsylvania Department of Environmental Protection (DEP) approval on the construction permits. Upon approval by DEP, the Company will construct a main from its current distribution system to interconnect with West Manheim's distribution system. The interconnection and closing on this acquisition are expected to occur in the fourth quarter of 2008.

On January 5, 2007, the Company completed the acquisition of the water system of Abbottstown Borough which served approximately 400 customers in Adams County, Pennsylvania. The purchase price of approximately $900 was less than the depreciated original cost of these assets. The Company has recorded a negative acquisition adjustment of approximately $131 and is amortizing this credit over the remaining life of the acquired assets. The purchase was funded through internally-generated funds and short-term borrowings. The Company began serving the customers of Abbottstown Borough in January, 2007.

On November 15, 2005, the Company acquired the Mountain View Water Company. In lieu of an actual payment for the system, the Company extended its distribution system to connect to the Mountain View system and provided facility upgrades for the Mountain View system as well. This acquisition added approximately 260 customers.

On July 6, 2005, the Company acquired 100% of the capital stock of Spring Grove Water Company for a purchase price of approximately $973. Of the total price, $645 was paid from borrowings under the Company's lines of credit. Up to $328 may be paid to the former owner in installments based on the amount of water such former owner purchases from the Company over the 60-month period following the closing. As of December 31, 2007, the Company had made installment payments totaling approximately $155. The acquired company provided water service to 21 customers just outside the Borough of Spring Grove. The acquisition included assets with a book value of $234 and assumed liabilities of $25. The Company recorded an acquisition adjustment of $715 and is amortizing these costs over the remaining life of the acquired assets.

Also on July 6, 2005, the Company acquired the water utility assets of Spring Grove Borough for a purchase price of approximately $1,312, which is less than the depreciated original cost of these assets. The Company recorded a negative acquisition adjustment of $514 and is amortizing this credit over the remaining life of the acquired assets. The Company used borrowings under its lines of credit to fund this purchase. This acquisition added approximately 850 customers.

The Company began to include the operating results of the acquired systems in its operating results on the acquisition dates. The results have been immaterial to total company results.

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

3. INCOME TAXES

The provisions for income taxes consist of:

	2007	2006	2005
Federal current	$ 1,946	$ 1,295	$ 1,979
State current	603	404	716
Federal deferred	1,170	1,507	807
State deferred	12	28	(80)
Federal investment tax credit, net of current utilization	(39)	(38)	(39)
Total income taxes	$ 3,692	$ 3,196	$ 3,383

A reconciliation of the statutory Federal tax provision (34%) to the total provision follows:

	2007	2006	2005
Statutory Federal tax provision	$ 3,436	$ 3,158	$ 3,133
State income taxes, net of Federal benefit	407	285	420
Tax-exempt interest	(21)	(75)	(67)
Amortization of investment tax credit	(39)	(39)	(39)
Cash value of life insurance	(29)	(34)	(28)
Domestic production deduction	(73)	(42)	(36)
Other, net	11	(57)	-
Total income taxes	$ 3,692	$ 3,196	$ 3,383

The tax effects of temporary differences between book and tax balances that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2007 and 2006 are summarized in the following table:

	2007	2006
Deferred tax assets:		
Reserve for doubtful accounts	$ 78	$ 70
Deferred compensation	829	855
Customers' advances and contributions	201	252
Deferred taxes associated with the gross-up of revenues necessary to return, in rates, the effect of temporary differences	70	62
Pensions	868	1,581
Unrealized loss on interest rate swap	191	69
Costs deducted for book, not for tax	59	52
Total deferred tax assets	2,296	2,941
Deferred tax liabilities:		
Accelerated depreciation	15,707	14,342
Investment tax credit	597	620
Deferred taxes associated with the gross-up of revenues necessary to recover, in rates, the effect of temporary differences	861	691
Regulatory asset for pensions	1,755	2,497
Costs deducted for tax, not for book	208	202
Total deferred tax liabilities	19,128	18,352
Net deferred tax liability	$ 16,832	$ 15,411
Reflected on balance sheets as:		
Current deferred tax asset	$ (132)	$ (118)
Noncurrent deferred tax liability	16,964	15,529
Net deferred tax liability	$ 16,832	$ 15,411

No valuation allowance is required for deferred tax assets as of December 31, 2007 and 2006. In assessing the soundness of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and the current regulatory environment, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

(In thousands of dollars, except per share amounts)

The Company adopted FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes," in January 2007. The Company determined that there were no uncertain tax positions meeting the recognition and measurement test of FIN No. 48 recorded in the years that remain open for review by taxing authorities. The Federal income tax returns for the years 2004 through 2006 remain open, and the state income tax return for 2006 remains open. The Company has not yet filed tax returns for 2007, but has not taken any new positions in its 2007 income tax provision.

The Company's policy is to recognize interest and penalties related to income tax matters in other expenses. The Company recorded interest and penalties of $5 for the year ended December 31, 2007. There were no interest or penalties for the years ended December 31, 2006 and 2005.

4. LONG-TERM DEBT AND SHORT-TERM BORROWINGS

Long-term debt as of December 31, 2007 and 2006 is summarized in the following table:

	2007	2006
3.60% Industrial Development Authority Revenue Refunding Bonds, Series 1994, due 2009	$ 2,700	$ 2,700
3.75% Industrial Development Authority Revenue Refunding Bonds, Series 1995, due 2010	4,300	4,300
4.05% Pennsylvania Economic Development Financing Authority Exempt Facilities Revenue Bonds, Series A, due 2016	2,350	2,350
5.00% Pennsylvania Economic Development Financing Authority Exempt Facilities Revenue Bonds, Series A, due 2016	4,950	4,950
10.17% Senior Notes, Series A, due 2019	6,000	6,000
9.60% Senior Notes, Series B, due 2019	5,000	5,000
1.00% Pennvest Loan, due 2019	495	535
10.05% Senior Notes, Series C, due 2020	6,500	6,500
8.43% Senior Notes, Series D, due 2022	7,500	7,500
Variable Rate Pennsylvania Economic Development Financing Authority Exempt Facilities Revenue Bonds, Series B, due 2029	12,000	12,000
4.75% Industrial Development Authority Revenue Bonds, Series 2006, due 2036	10,500	10,500
Committed Line of Credit, due 2009	8,210	-
Total long-term debt	70,505	62,335
Less current maturities	(12,040)	(1,240)
Long-term portion	$ 58,465	$ 61,095

Payments due by period:

2008	2009	2010	2011	2012
$12,040	$10,951	$4,341	$41	$42

Included in payments due by period are payments of $12,000 in 2008 on the variable rate bonds (due 2029) which could be refunded at any time. 2009 payments include the payback of the committed line of credit.

The holders of our $12,000 variable rate PEDFA Series B Bonds may tender their bonds at any time. When the bonds are tendered, they are subject to an annual remarketing agreement, pursuant to which a remarketing agent attempts to remarket the

(In thousands of dollars, except per share amounts)

4. LONG-TERM DEBT AND SHORT-TERM BORROWINGS (CONTINUED)

tendered bonds pursuant to the terms of the Indenture. The Company also has a Standby Bond Purchase Agreement (also known as a liquidity facility) whereby bonds which cannot be remarketed are purchased by a financial institution (PNC Bank). If PNC Bank is unable to remarket or sell the bonds within 6 months, the Company must begin to buy back the bonds in monthly installments over a five-year period. The effect of this arrangement has historically allowed the Company to classify these bonds as long-term debt.

In January 2008, the credit rating of the insurer of the bonds was downgraded, and as a result, all of the bonds were tendered. As a result of these events, we have classified the $12,000 variable rate debt as short term on the balance sheet. The remarketing agent is currently attempting to remarket the bonds, but these efforts may not be successful. Also, the terms of the standby agreement permit PNC Bank to terminate the agreement after an insurer credit downgrade has occurred. If the remarketing agent is unable to remarket the bonds, it is likely that PNC Bank will terminate the standby agreement and the Company will be required to refund and refinance all of the bonds. The Company is currently looking into both fixed and variable financing options that will best satisfy both short-term and long-term objectives. The Company also has sufficient line of credit capacity to be able to buy the bonds back temporarily until a more permanent refinancing can be obtained.

The Company may elect to have the Series B Bonds redeemed, in whole or in part, on any date that interest is payable for a redemption price equal to 100% of the principal amount thereof plus accrued interest to the date of redemption. The Series B Bonds are also subject to mandatory redemption for the same redemption price in the event that the Internal Revenue Service determines that the interest payable on the Series B Bonds is includable in gross income of the holders of the bonds for federal tax purposes. The variable interest paid to bondholders is calculated using the PEDFA tax-exempt rate which averaged 3.71% in 2007.

In connection with the $12,000 PEDFA loan agreement, mentioned above, we entered into an interest rate swap with PNC Bank, National Association in order to hedge against interest rate fluctuations due to the variable interest rate under the terms of the loan agreement. Pursuant to the terms of the interest rate swap, we are obligated periodically to pay an amount based on a fixed interest rate of 3.16%, and we will receive an amount based on a variable rate. The variable rate is based on a percentage of the one-month LIBOR. If the rate we receive from the swap counterparty (PNC) approximates the variable rate paid to bondholders, we will effectively fix our interest rate at 3.16% per annum. As of December 31, 2007, there was a spread of 51 basis points which equates to an effective rate of 3.67%. The all-in interest rate (including variable interest and swap payments) for the year 2007 averaged 3.77%. The interest rate swap will terminate on the maturity date of the Series B Bonds (which is the same date as the maturity date of the loan under the loan agreement), unless sooner terminated pursuant to its terms. In the event the interest rate swap terminates prior to the maturity date of the Series B Bonds, either we or PNC Bank may be required to make a termination payment to the other based on market conditions at such time. If we decide to refund and refinance the variable rate bonds, the swap may continue or it may be terminated depending on the option we choose. If the Company had terminated the rate swap as of February 27, 2008, the Company's termination payment would have amounted to $405. Notwithstanding the terms of the swap agreement, we are ultimately obligated for all amounts due and payable under the loan agreement.

Interest rate swap agreements derive their value from underlying interest rates. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivative are based. Notional amounts do not represent direct credit exposure. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the swap, is reflected on the Company's balance sheet.

The Company is exposed to credit-related losses in the event of nonperformance by the counterparty to the agreement. The Company controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect the counterparty to default on its obligations.

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

On October 1, 2006, the York County Industrial Development Authority, or the YCIDA, issued $10,500 aggregate principal amount of Exempt Facilities Revenue Bonds, Series 2006 for the benefit of the Company. The YCIDA then loaned the proceeds of the offering to the Company pursuant to a loan agreement. The loan agreement provides for a $10,500 loan bearing interest at 4.75%. The bonds and the related loan will mature on October 1, 2036. The loan agreement contains various covenants and restrictions. We believe that we are in compliance with all of these restrictions. The proceeds, net of issuance costs, were used to pay down short-term borrowings incurred for various operations and construction projects.

The terms of the debt agreements limit in some cases the Company's ability to borrow additional funds, to prepay its borrowings and include certain restrictions with respect to declaration and payment of cash dividends and acquisition of the Company's stock. Under the terms of the most restrictive agreements, the Company cannot borrow in excess of 60% of its utility plant, and cumulative payments for dividends and acquisition of stock since December 31, 1982 may not exceed $1,500 plus net income since that date. As of December 31, 2007, none of the earnings retained in the business are restricted under these provisions. One of the notes also requires a pledge of $800 of receivables as security for the loan.

As of February 2008, the Company maintains unsecured lines of credit aggregating $28,000 with two banks. Loans granted under these lines bear interest based on LIBOR plus 0.70% to 0.75%. The Company had $11,210 outstanding borrowings under its lines of credit as of December 31, 2007, and no borrowings as of December 31, 2006. The weighted average interest rate on line of credit borrowings as of December 31, 2007 was 5.62%. One line, amounting to $11,000 is payable upon demand, whereas the other is a committed line with a revolving 2-year maturity. The Company is not required to maintain compensating balances and there are no commitment fees on its lines of credit.

5. COMMON STOCK AND EARNINGS PER SHARE

Earnings per share are based upon the weighted average number of shares outstanding of 11,225,822 in 2007, 10,475,173 in 2006 and 10,359,374 in 2005. The Company does not have dilutive securities outstanding.

Under the employee stock purchase plan, all full-time employees who have been employed at least six consecutive months may purchase shares of the Company's common stock through payroll deductions limited to 10% of gross compensation. The purchase price is 95% of the fair market value (as defined). Shares issued during 2007, 2006 and 2005 were 5,398, 5,747 and 6,843, respectively. As of December 31, 2007, 58,529 authorized shares remain unissued under the plan.

Under the optional dividend reinvestment plan, holders of the Company's common stock may purchase additional shares. The purchase price is 95% of the fair market value (as defined). Shares issued during 2007, 2006, and 2005 were 58,406, 55,695 and 62,581, respectively. As of December 31, 2007, 965,619 authorized shares remain unissued under the plan.

On August 28, 2006, the Company's Board of Directors declared a three-for-two split of its common stock in the form of a stock dividend. The split was effected on September 11, 2006 to shareholders of record as of September 1, 2006. One additional share of common stock was issued for every two shares issued and outstanding as of September 1, 2006. The transaction had no effect on total shareholders' equity. Accordingly, the financial statements as well as share and per share amounts in this report have been restated to reflect the stock split.

In December 2006, the Company closed an underwritten public offering of 645,000 shares and an over-allotment of 94,750 shares of its common stock. Janney Montgomery Scott LLC was the sole underwriter in the offering. The Company received net proceeds in the offering, after deducting offering expenses and underwriter's discounts and commissions, of approximately $12.5 million. The net proceeds were used to repay the Company's remaining short-term borrowings and to fund operations and capital expenditures.

(In thousands of dollars, except per share amounts)

6. EMPLOYEE BENEFIT PLANS

The Company maintains two defined benefit pension plans covering substantially all of its employees. The benefits are based upon years of service and compensation over the last five years of service. The Company's funding policy is to contribute annually the amount permitted by the PPUC to be collected from customers in rates, but in no case less than the minimum required contribution.

The following table sets forth the plans' funded status as of December 31, 2007 and 2006. The measurement of assets and obligations of the plans is as of December 31, 2007 and 2006.

Obligations and Funded Status at December 31	2007	2006
Change in Benefit Obligation		
Pension benefit obligation beginning of year	$ 19,620	$ 19,508
Service cost	724	685
Interest cost	1,150	1,059
Plan amendments	81	-
Actuarial gain	(1,540)	(861)
Benefit payments	(815)	(771)
Pension benefit obligation end of year	19,220	19,620
Change in Plan Assets		
Fair value of plan assets beginning of year	15,725	14,423
Actual return on plan assets	1,372	1,521
Employer contributions	800	552
Benefits paid	(815)	(771)
Fair value of plan assets end of year	17,082	15,725
Funded Status of Plans at End of Year	$ (2,138)	$ (3,895)

The Company adopted the recognition provisions of SFAS No. 158 as of December 31, 2006, which require that the funded status of defined benefit pension plans be fully recognized in the balance sheet. SFAS No. 158 also calls for the unrecognized actuarial gain or loss, the unrecognized prior service cost and the unrecognized transition costs which were previously netted with the funded status in a liability account, to be adjustments to shareholders' equity (accumulated other comprehensive income). Due to a rate order granted by the PPUC, the Company is permitted under SFAS 71 to defer the charges to accumulated other comprehensive income as a regulatory asset. We believe these costs will be recovered in future rates charged to customers.

Changes in plan assets and benefit obligations recognized in regulatory assets are as follows:	2007
Net actuarial loss arising during the period	$ (1,815)
Recognized actuarial loss	(107)
Prior service cost arising during the period	82
Recognized prior service cost	(265)
Total changes in regulatory asset during the year	$ (2,105)

(In thousands of dollars, except per share amounts)

Amounts recognized in regulatory assets that have not yet been recognized as components of net periodic benefit cost consist of the following at December 31:	2007	2006
Net actuarial loss	$ 1,434	$ 3,356
Prior service cost	155	338
Regulatory asset	$ 1,589	$ 3,694

Components of Net Periodic Benefit Cost are as follows:	2007	2006	2005
Net Periodic Benefit Cost			
Service cost	$ 724	$ 685	$ 587
Interest cost	1,150	1,059	1,017
Expected return on plan assets	(1,097)	(982)	(961)
Amortization of loss	107	225	147
Amortization of prior service cost	265	268	279
Rate-regulated adjustment	(349)	(703)	(619)
Net periodic benefit cost	$ 800	$ 552	$ 450

The rate-regulated adjustment set forth above is required in order to reflect pension expense for the Company in accordance with the method used in establishing water rates. The Company is permitted by rate order of the PPUC to expense pension costs to the extent of contributions and defer the remaining expense to regulatory assets to be collected in rates at a later date as additional contributions are made.

The estimated costs for the defined benefit pension plans relating to the December 31, 2007 balance sheet that will be amortized from regulatory assets into net periodic benefit cost over the next fiscal year are $33. The Company plans to contribute $800 to the plans in 2008.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid in each of the next five years and the subsequent five years in the aggregate:

2008	2009	2010	2011	2012	2013-2017
$1,048	$1,080	$1,085	$1,062	$1,062	$6,832

The accumulated benefit obligation for both defined benefit pension plans was $16,517 and $16,427 at December 31, 2007 and 2006, respectively. The following table shows the accumulated benefit obligation, the projected benefit obligation and the fair value of plan assets for each plan:

	General and Administrative Plan		Union-Represented Plan	
	2007	2006	2007	2006
Accumulated benefit obligation	$ 10,557	$ 10,438	$ 5,960	$ 5,989
Projected benefit obligation	12,449	12,468	6,771	7,152
Fair value of plan assets	10,527	9,496	6,555	6,229

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

6. EMPLOYEE BENEFIT PLANS (CONTINUED)

Weighted-average assumptions used to determine benefit obligations at December 31:	2007	2006
Discount rate	6.50%	5.90%
Rate of compensation increase	4.00 - 5.00%	5.00%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:	2007	2006	2005
Discount rate	5.90%	5.50%	5.90%
Expected long-term return on plan assets	7.00%	7.00%	7.00%
Rate of compensation increase	5.00%	5.00%	5.00%

The selected long-term rate of return on plan assets (7.0%) was primarily based on the asset allocation of the Plan's assets (approximately 60% equity securities and 40% debt securities). Analysis of the historic returns of these asset classes and projections of expected future returns were considered in setting the long-term rate of return.

The Company's pension plans' weighted-average asset allocations at December 31, 2007 and 2006, by asset category are as follows:

	Plan Assets at December 31	
Asset Category	2007	2006
Equity securities	61%	61%
Debt securities	35%	38%
Other	4%	1%
Total	100%	100%

The investment objective of the Company's defined benefit pension plans is that of Balanced Growth. Our weighted-average target asset allocations are 60% equity securities and 40% debt securities. Our investment performance objectives are to exceed the annual rate of inflation as measured by the Consumer Price Index by 3%, and to exceed the annualized total return of specified benchmarks applicable to the funds within the asset categories.

Further guidelines within equity securities include: (1) holdings in any one company cannot exceed 5% of the portfolio; (2) a minimum of 20 individual stocks must be included in the domestic stock portfolio; (3) a minimum of 30 individual stocks must be included in the international stock portfolio; (4) equity holdings in any one industry cannot exceed 20-25% of the portfolio; and (5) only U.S.-denominated currency securities are permitted.

Further guidelines for debt securities include: (1) fixed income holdings in a single issuer are limited to 5% of the portfolio; (2) acceptable investments include money market securities, U.S. Government and its agencies and sponsored entities' securities, mortgage-backed and asset-backed securities, and corporate securities; (3) purchases must be limited to investment grade or higher; (4) non-U.S. dollar denominated securities are not permissible; and (5) high risk derivatives are prohibited.

(In thousands of dollars, except per share amounts)

Equity securities include the York Water Company Common Stock in the amounts of $299 (1.8% of total plan assets) and $342 (2.2% of total plan assets) at December 31, 2007 and 2006, respectively.

The Company has a savings plan pursuant to the provisions of section 401(k) of the Internal Revenue Code. The plan provides for elective employee contributions of up to 15% of compensation and Company matching contributions of 70% of the participant's contribution, up to a maximum annual Company contribution of $2 for each employee. The Company's contributions to the plan amounted to $171 in 2007, $139 in 2006, and $118 in 2005.

The Company has non-qualified deferred compensation and supplemental retirement agreements with certain members of senior management. The future commitments under these arrangements are offset by corporate-owned life insurance policies. At December 31, 2007 and 2006, the present value of the future obligations was approximately $2,000 and $2,100, respectively. The insurance policies included in other assets had a total cash value of approximately $2,900 and $2,700, respectively, at December 31, 2007 and 2006. The Company's expenses under the plans amounted to $11 in 2007, $11 in 2006 and $236 in 2005.

7. RATE INCREASES

The Company increased rates as approved by the PPUC in September 2006 (9.2%). The new rates became effective September 15, 2006 and were designed to produce approximately $2.6 million in additional annual operating revenues. The Company anticipates that it will file a rate increase request in 2008.

8. NOTES RECEIVABLE AND CUSTOMERS' ADVANCES FOR CONSTRUCTION

The Company has agreements with four municipalities to extend water service into previously formed water districts. The Company loaned funds to the municipalities to cover the costs related to the projects. The municipalities concurrently advanced these funds back to the Company in the form of customers' advances for construction. The municipalities are required by enacted ordinances to charge application fees and water revenue surcharges (fees) to customers connected to the system, which are remitted to the Company. The note principal and the related customer advance are reduced periodically as operating revenues are earned by the Company from customers connected to the system and refunds of advances are made. There is no due date for the notes or expiration date for the advances.

In March of 2007, the Company corrected a miscalculation of a note receivable with one of the water districts served. While this recalculation was deemed immaterial to operations as a whole, it reduced notes receivable by $544, customer advances by $473 and interest income by $71. The income reduction was applicable to the years 2003-2006. In June 2007, this same water district paid off its note receivable in the amount of $543.

The Company has recorded interest income of $62 in 2007, $220 in 2006 and $198 in 2005. Interest rates on the notes outstanding at December 31, 2007 vary from 6.75% to 7.5%.

(In thousands of dollars, except per share amounts)

8. Notes Receivable and Customers' Advances for Construction (continued)

Included in the accompanying balance sheets at December 31, 2007 and 2006 were the following amounts related to these projects.

	2007	2006
Notes receivable, including interest	$ 610	$ 1,941
Customers' advances for construction	1,079	2,511

The Company has other customers' advances for construction totaling $20,742 and $22,710 at December 31, 2007 and 2006, respectively.

9. Commitments

Based on its capital budget, the Company plans to spend approximately $24,640 in 2008 and $15,350 in 2009 on construction. These capital expenditures are net of amounts financed by customer advances. The Company plans to finance ongoing capital expenditures with internally-generated funds, borrowings against the Company's lines of credit, proceeds from the issuance of common stock under its dividend reinvestment plan (stock issued in lieu of cash dividends), or DRIP, and employee stock purchase plan, or ESPP, customer advances, potential long-term debt and common stock issues and the distribution surcharge allowed by the PPUC. The distribution surcharge allows the Company to add a charge to customers' bills for qualified replacement costs of certain infrastructure without submitting a rate filing.

The Company has remaining capital commitments with regard to its filter plant upgrade and the West Manheim Township acquisition. Of the total committed of approximately $8,211, $4,869 remains to be spent as of December 31, 2007.

As of December 31, 2007, the Company employed 109 full time people, 41 under union contract. The current contract was ratified during 2007 and expires on April 30, 2010.

The Company is involved in certain legal and administrative proceedings before various courts and governmental agencies concerning water service and other matters. The Company expects that the ultimate disposition of these proceedings will not have a material effect on the Company's financial position, results of operations and cash flows.

10. Fair Value of Financial Instruments

The estimated fair value of financial instruments has been determined based on available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company might realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

The carrying amount of current assets and liabilities that are considered financial instruments approximates their fair value as of the dates presented. The Company's long-term debt, with a carrying value of $70,505 at December 31, 2007, and $62,335 at December 31, 2006, had an estimated fair value of approximately $80,000 and $70,000 in 2007 and 2006, respectively. The weighted average rates used to calculate the fair value were based on a multiple of the 2, 5, 10, 15 and 30-year Municipal Bond yields. The 2007 rates ranged from 3.10% to 5.76% and the 2006 rates ranged from 3.63% to 5.41%.

(In thousands of dollars, except per share amounts)

The interest rate swap is being carried at its fair value. The fair value of the swap was a loss of $473 as of December 31, 2007 and $171 as of December 31, 2006. Fair values relating to derivative instruments reflect the estimated amounts that the Company would receive or pay to terminate the contracts as of December 31, 2007 and December 31, 2006, based on estimated future cash flows.

The Company's customers' advances for construction and notes receivable have carrying values at December 31, 2007 of $21,821 and $610, respectively. At December 31, 2006, customers' advances for construction and notes receivable had carrying values of $25,221 and $1,941, respectively. The relative fair values of these amounts cannot be accurately estimated since the timing of future payment streams is dependent upon several factors, including new customer connections, customer consumption levels and future rate increases.

11. Shareholder Rights Plan

On January 25, 1999, the Company's Board of Directors approved a Shareholder Rights Plan designed to protect the Company's shareholders in the event of an unsolicited, unfair offer to acquire the Company. Each outstanding common share is entitled to one Right, which is evidenced by the common share certificate. In the event any person acquires 15% or more of the outstanding common shares or commences a tender or exchange offer which, if consummated, would result in a person owning 15% or more of the outstanding common shares, the Rights will begin to trade independently from the common shares, and would entitle the holder to purchase the Company's common shares at a substantial discount from the market price. If the Company is involved in a merger or other business combination at any time after the Rights become exercisable, the Rights will entitle the holder to acquire shares of the acquiring company at a substantial discount from the market price. The Rights are redeemable by the Company at a redemption price of $0.01 per Right at any time before the Rights become exercisable. The Rights will expire on January 24, 2009, unless redeemed prior to such date.

12. Selected Quarterly Financial Data (Unaudited)

2007	First	Second	Third	Fourth	Year
Water operating revenue	$7,385	$7,962	$8,280	$7,806	$31,433
Water operating income	3,192	3,603	3,914	3,455	14,164
Net income	1,326	1,661	1,757	1,670	6,414
Basic earnings per share	.12	.15	.15	.15	.57
Dividends per share	.118	.118	.118	.121	.475

2006					
Water operating revenue	$6,614	$7,016	$7,665	$7,363	$28,658
Water operating income	2,905	3,199	3,676	3,124	12,904
Net income	1,259	1,466	1,739	1,627	6,091
Basic earnings per share	.12	.14	.17	.15	.58
Dividends per share	.112	.112	.112	.118	.454

Supplemental Information (Unaudited)

(In thousands of dollars, except per share amounts)

	Years Ended December 31 2007	2006	2005
Selected Financial Data			
Income			
Operating Revenues	$31,433	$28,658	$26,805
Operating Expenses	$17,269	$15,754	$14,017
Operating Income	$14,164	$12,904	$12,788
Interest and Debt Expense	$3,916	$3,727	$3,423
Net Income	$6,414	$6,091	$5,833
Percent Change in Net Income Compared to Prior Year	5.3%	4.4%	10.0%
Common Stock Dividends	$5,332	$4,820	$4,392
Dividend Payout Ratio	83%	79%	75%
Weighted Average Common Shares Outstanding	11,225,822	10,475,173	10,359,374
Basic Earnings Per Weighted Average Common Share	$0.57	$0.58	$0.56
Number of Common Shares Outstanding	11,264,923	11,201,119	10,399,995
ROE on Year End Common Equity	9.5%	9.3%	11.6%
Common Stock Dividends Per Share	$0.475	$0.454	$0.424
Net Cash Flows From Operating Activities	$10,040	$7,116	$8,451
Balance Sheet			
Common Stockholders' Equity	$67,272	$65,361	$50,415
Long-Term Debt Including Current Maturities	$70,505	$62,335	$51,874
Total Capitalization	$137,777	$127,696	$102,289
Percent Common Stockholders' Equity	49%	51%	49%
Percent Long-Term Debt	51%	49%	51%
Net Utility Plant	$191,046	$173,800	$154,774
Operating Data			
Revenue Class			
Residential	$19,722	$17,972	$16,737
Commercial and Industrial	$9,290	$8,497	$8,009
Other	$2,421	$2,189	$2,059
Total Operating Revenues	$31,433	$28,658	$26,805
Construction Expenditures	$19,754	$21,682	$15,553
Other Operating Data			
Number of Customers	58,890	57,578	55,731
Number of Employees	109	106	97
Common Shareholders	1,443	1,463	1,449
Book Value Per Common Share	$5.97	$5.84	$4.85
Market Value at Year End	$15.50	$17.88	$17.23
Market Value to Book Value	260%	306%	356%
P/E Ratio	27.2	30.8	30.8

Supplemental Information (Unaudited)

(In thousands of dollars, except per share amounts)

	2004	2003	2002	2001	2000	1999	1998	1997
	$22,504	$20,889	$19,553	$19,403	$18,481	$17,511	$17,137	$16,997
	$12,595	$11,555	$11,220	$10,468	$10,008	$10,255	$9,721	$9,679
	$9,909	$9,334	$8,333	$8,935	$8,473	$7,256	$7,416	$7,318
	$2,132	$2,523	$2,692	$2,856	$2,798	$2,644	$2,674	$2,707
	$5,301	$4,448	$3,790	$4,006	$3,758	$3,154	$3,135	$3,120
	19.2%	17.4%	-5.4%	6.6%	19.2%	0.6%	0.5%	13.0%
	$3,930	$3,512	$3,323	$3,126	$2,950	$2,824	$2,745	$2,650
	74%	79%	88%	78%	78%	90%	88%	85%
	9,937,836	9,579,690	9,495,591	9,229,875	9,032,025	8,970,801	8,853,855	8,737,407
	$0.53	$0.46	$0.40	$0.43	$0.42	$0.35	$0.35	$0.36
	10,330,571	9,628,845	9,547,205	9,462,996	9,128,199	8,967,273	8,939,166	8,804,346
	11.0%	11.4%	10.2%	11.2%	11.6%	10.2%	10.3%	10.7%
	$0.394	$0.367	$0.350	$0.337	$0.327	$0.315	$0.310	$0.303
	$7,670	$6,772	$6,172	$6,734	$6,371	$5,450	$6,171	$5,071
	$48,037	$39,056	$37,216	$35,892	$32,438	$30,830	$30,380	$29,151
	$51,913	$32,652	$32,690	$32,728	$32,765	$32,800	$32,000	$32,000
	$99,950	$71,708	$69,906	$68,620	$65,203	$63,630	$62,380	$61,151
	48%	54%	53%	52%	50%	48%	49%	48%
	52%	46%	47%	48%	50%	52%	51%	52%
	$139,454	$115,724	$106,217	$101,753	$96,434	$91,725	$86,401	$83,155
	$13,789	$12,574	$11,527	$11,571	$10,980	$10,199	$10,016	$9,975
	$6,893	$6,598	$6,385	$6,265	$6,033	$6,004	$5,888	$5,850
	$1,822	$1,717	$1,641	$1,567	$1,468	$1,308	$1,233	$1,172
	$22,504	$20,889	$19,553	$19,403	$18,481	$17,511	$17,137	$16,997
	$25,981	$11,527	$6,310	$7,096	$6,414	$7,050	$4,990	$4,501
	53,134	51,916	51,023	50,079	49,195	48,144	47,173	46,458
	95	92	89	90	90	90	91	90
	1,459	1,392	1,353	1,327	1,307	1,364	1,325	1,334
	$4.65	$4.05	$3.90	$3.79	$3.55	$3.44	$3.40	$3.31
	$12.93	$12.13	$9.47	$9.75	$6.00	$5.59	$6.42	$6.92
	278%	299%	243%	257%	169%	162%	189%	209%
	24.3	26.0	23.7	22.5	14.3	16.0	18.2	19.4

Directors, Officers, & Key Employees

BOARD OF DIRECTORS



John L. Finlayson (2) (3) (4)
Age 67
Director Since September 2, 1993

Vice President,
Susquehanna Real Estate, LP



Michael W. Gang, Esq. (1) (3)
Age 57
Director Since January 22, 1996

Partner/Attorney,
Post & Schell PC, Attorneys at Law,
Post & Schell PC is counsel
to the Company



Jeffrey R. Hines, P.E. (1)
Age 46
Director Since January 29, 2008

President and
Chief Executive Officer,
The York Water Company



William T. Morris, P.E. (1)
Age 70
Director Since April 19, 1978

Chairman of the Board,
The York Water Company



Irvin S. Naylor (1)
Age 72
Director Since October 31, 1960

Vice Chairman of the Board,
The York Water Company

President/Owner, Snow Time, Inc.,
Owns and Operates Ski Areas



Thomas C. Norris (1) (2) (3) (4)
Age 69
Director Since June 26, 2000

Retired, Chairman of the Board,
P. H. Glatfelter Company,
Paper Manufacturer

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Nomination and Corporate Governance Committee
(4) Member of the Compensation Committee

Directors, Officers, & Key Employees

BOARD OF DIRECTORS



George W. Hodges (2) (3) (4)
Age 57
Director Since June 26, 2002

Chairman,
The Wolf Organization, Inc.,
Distributor of Building Products



George Hay Kain, III (4)
Age 59
Director Since August 25, 1986

Substitute School Teacher



Jeffrey S. Osman (1)
Age 65
Director Since July 23, 2001

President and
Chief Executive Officer (Retired),
The York Water Company



Ernest J. Waters (2)
Age 58
Director Since September 24, 2007

York Area Manager,
Met-Ed, a First Energy Company

DIRECTORS EMERITI

Josephine S. Appell

Horace Keesey III

Chloé R. Eichelberger

OFFICERS & KEY EMPLOYEES

Jeffrey S. Osman
Age 65
President and Chief
Executive Officer (Retired)

Jeffrey R. Hines, P.E.
Age 46
President and
Chief Executive Officer

Vernon L. Bracey
Age 46
Vice President-
Customer Service

Duane R. Close
Age 62
Vice President-Operations

Bruce C. McIntosh
Age 55
Vice President-Human Resources
and Secretary

Kathleen M. Miller
Age 45
Chief Financial Officer
and Treasurer

TRANSFER AGENT & REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10273-0923
(800) 937-5449, www.amstock.com

STOCK EXCHANGE LISTING

The Company's common shares trade on the NASDAQ Global Select Market. The trading symbol is "YORW".

INDEPENDENT AUDITORS

Beard Miller Company LLP
Suite 200,
221 West Philadelphia Street
York, PA 17401

Chartered Territory Distribution and Supply System


N
YORK COUNTY
ADAMS COUNTY
NEWBERRY TWP
YORK HAVEN
CONEWAGO TWP
MANCHESTER
MOUNT WOLF
SUSQUEHANNA RIVER
EAST MANCHESTER TWP
HELLAM TWP
DOVER TWP
MANCHESTER TWP
PLEASUREVILLE
HALLAM
NORTH YORK
DOVER
READING TWP
SPRINGETTSBURY TWP
EAST PROSPECT
EAST BERLIN
PARADISE TWP
WEST MANCHESTER TWP
WEST YORK
YORKANA
YORK
HAMILTON TWP
SPRING GARDEN TWP
WINDSOR TWP
LOWER WINDSOR TWP
STRABAN TWP
ABBOTTSTOWN
SPRING GROVE
YORK TWP
WINDSOR
LAKE WILLIAMS
SPRY
NEW OXFORD
YORK NEW SALEM
LAKE REDMAN
DALLASTOWN
OXFORD TWP
BERWICK TWP
JACKSON TWP
JACOBUS
RED LION
MT. PLEASANT TWP
SOUTH BRANCH CODORUS CREEK
SPRINGFIELD TWP
HEIDELBERG TWP
EAST BRANCH CODORUS CREEK
NORTH CODORUS TWP
LOGANVILLE
PENN TWP
MCSHERRYSTOWN
HANOVER
SEVEN VALLEYS
LAKE MARBURG
NORTH HOPEWELL TWP
CONEWAGO TWP
JEFFERSON
UNION TWP
CODORUS TWP
GLEN ROCK
SHREWSBURY
SHREWSBURY TWP
GERMANY TWP
WEST MANHEIM TWP
RAILROAD
HOPEWELL TWP
NEW FREEDOM
PENNSYLVANIA
MARYLAND
30
83
94
116
PENNSYLVANIA
NEW YORK
HARRISBURG
LANCASTER
YORK
PHILADELPHIA
BALTIMORE
WASHINGTON D.C.
THE YORK WATER COMPANY
CHARTERED TERRITORY
DISTRIBUTION SYSTEM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007 **Commission file number 0-690**

THE YORK WATER COMPANY
(Exact name of registrant as specified in its charter)

PENNSYLVANIA	**23-1242500**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
130 EAST MARKET STREET, YORK, PENNSYLVANIA	**17405**
(Address of principal executive offices)	(Zip Code)
Registrant's telephone number, including area code	**(717) 845-3601**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	

Securities registered pursuant to Section 12(g) of the Act:

COMMON STOCK, NO PAR VALUE
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):
Large accelerated filer ☐ Accelerated filer ☒
Non-accelerated filer ☐ Small Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES ☐ NO ☒

The aggregate market value of the Common Stock, no par value, held by nonaffiliates of the registrant on June 30, 2007 was $199,380,417.

As of March 10, 2008 there were 11,264,923 shares of Common Stock, no par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the 2007 Annual Report to Shareholders are incorporated by reference into Parts I, II and III.
Portions of the Proxy Statement for the Company's 2008 Annual Meeting of Shareholders are incorporated by reference into Parts II and III.

THE YORK WATER COMPANY

PART I

Item 1. Business.

The Company is a corporation duly organized under the laws of the Commonwealth of Pennsylvania in 1816.

The business of the Company is to impound, purify and distribute water. The Company operates within its franchised territory, which covers 39 municipalities within York County, Pennsylvania and seven municipalities within Adams County, Pennsylvania. The Company is regulated by the Pennsylvania Public Utility Commission, or PPUC, in the areas of billing, payment procedures, dispute processing, terminations, service territory and rate setting. The Company must obtain PPUC approval before changing any of the aforementioned procedures. Water service is supplied through the Company's own distribution system. The Company obtains its water supply from the south branch and east branch of the Codorus Creek, which drains an area of approximately 117 square miles. The Company has two reservoirs, Lake Williams and Lake Redman, which together hold up to approximately 2.2 billion gallons of water. The Company has a 15-mile pipeline from the Susquehanna River to Lake Redman which provides access to an additional supply of 12.0 million gallons of water per day. As of December 31, 2007, the Company's present average daily availability was 35.0 million gallons, and daily consumption was approximately 19.1 million gallons. As of December 31, 2007, the Company's service territory had an estimated population of 171,000. Industry within the Company's service territory is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance units, textile products, air conditioning systems, barbells and motorcycles.

The Company's business is somewhat dependent on weather conditions, particularly the amount of rainfall; however, minimum customer charges are in place, and the Company expects to cover its fixed costs of operations under all likely weather conditions. The Company's business does not require large amounts of working capital and is not dependent on any single customer or a very few customers.

During the five year period ended December 31, 2007, the Company maintained an increasing growth in number of customers and distribution facilities. The Company presently has 109 full time employees.

The following table sets forth certain of our summary statistical information.

(In thousands of dollars)	For the Years Ended December 31,				
	2007	**2006**	**2005**	**2004**	**2003**
Revenues					
Residential	$ 19,722	$ 17,972	$ 16,737	$ 13,789	$ 12,574
Commercial and industrial	9,290	8,497	8,009	6,893	6,598
Other	2,421	2,189	2,059	1,822	1,717
Total	$ 31,433	$ 28,658	$ 26,805	$ 22,504	$ 20,889
Average daily consumption (gallons per day)	19,058,000	18,769,000	18,657,000	18,116,000	17,498,000
Miles of mains at year-end	845	817	786	752	730
Additional distribution mains installed/acquired (ft.)	147,803	159,330	212,702	114,658	44,958
Number of customers at year-end	58,890	57,578	55,731	53,134	51,916
Population served at year-end	171,000	166,000	161,000	158,000	156,000

Please refer to the "Highlights of Our 192nd Year" section of our 2007 Annual Report to Shareholders filed herewith as Exhibit 13 for summary financial information for the last five years.

For further information, please see the Shareholder Information page of our 2007 Annual Report to Shareholders filed herewith as Exhibit 13.

Item 1A. Risk Factors.

The rates we charge our customers are subject to regulation. If we are unable to obtain government approval of our requests for rate increases, or if approved rate increases are untimely or inadequate to cover our investments in utility plant and equipment and projected expenses, our results of operations may be adversely affected.

Our ability to maintain and meet our financial objectives is dependent upon the rates we charge our customers, which are subject to approval by the PPUC. We file rate increase requests with the PPUC, from time to time, to recover our investments in utility plant and equipment and projected expenses. Any rate increase or adjustment must first be justified through documented evidence and testimony. The PPUC determines whether the investments and expenses are recoverable, the length in time over which such costs are recoverable, or, because of changes in circumstances, whether a remaining balance of deferred investments and expenses is no longer recoverable in rates charged to customers. Once a rate increase application is filed with the PPUC, the ensuing administrative and hearing process may be lengthy and costly. The timing of our rate increase requests are therefore dependent upon the estimated cost of the administrative process in relation to the investments and expenses that we hope to recover through the rate increase.

We can provide no assurances that future requests will be approved by the PPUC; and, if approved, we cannot guarantee that these rate increases will be granted in a timely or sufficient manner to cover the investments and expenses for which we sought the rate increase. If we are unable to obtain PPUC approval of our requests for rate increases, or if approved rate increases are untimely or inadequate to cover our investments in utility plant and equipment and projected expenses, our results of operations may be adversely affected.

We are subject to federal, state and local regulation that may impose costly limitations and restrictions on the way we do business.

Various federal, state and local authorities regulate many aspects of our business. Among the most important of these regulations are those relating to the quality of water we supply our customers and water allocation rights. Government authorities continually review these regulations, particularly the drinking water quality regulations, and may propose new or more restrictive requirements in the future. We are required to perform water quality tests that are monitored by the PPUC, the U.S. Environmental Protection Agency, or EPA, and the Pennsylvania Department of Environmental Protection, or DEP, for the detection of certain chemicals and compounds in our water. If new or more restrictive limitations on permissible levels of substances and contaminants in our water are imposed, we may not be able to adequately predict the costs necessary to meet regulatory standards. If we are unable to recover the cost of implementing new water treatment procedures in response to more restrictive water quality regulations through our rates that we charge our customers, or if we fail to comply with such regulations, it could have a material adverse effect on our financial condition and results of operations.

We are also subject to water allocation regulations that control the amount of water that we can draw from water sources. The Susquehanna River Basin Commission, or SRBC, and DEP regulate the amount of water withdrawn from streams in the watershed for water supply purposes to assure that sufficient quantities are available to meet our needs and the needs of other regulated users. In addition, government drought restrictions could cause the SRBC or DEP to temporarily reduce the amount of our allocations. If new or more restrictive water allocation regulations are implemented or our allocations are reduced due to weather conditions, it may have an adverse effect on our ability to supply the demands of our customers, and in turn, on our revenues and results of operations.

Our business is subject to seasonal fluctuations, which could affect demand for our water service and our revenues.

Demand for our water during the warmer months is generally greater than during cooler months due primarily to additional requirements for water in connection with cooling systems, swimming pools, irrigation systems and other outside water use. Throughout the year, and particularly during typically warmer months, demand will vary with temperature and rainfall levels. If temperatures during the typically warmer months are cooler than expected, or there is more rainfall than expected, the demand for our water may decrease and adversely affect our revenues.

Weather conditions and overuse may interfere with our sources of water, demand for water services, and our ability to supply water to our customers.

We depend on an adequate water supply to meet the present and future demands of our customers and to continue our expansion efforts. Unexpected conditions may interfere with our water supply sources. Drought and overuse may limit the availability of surface water. These factors might adversely affect our ability to supply water in sufficient quantities to our customers and our revenues and earnings may be adversely affected. Additionally, cool and wet weather, as well as drought restrictions and our customers' conservation efforts, may reduce consumption demands, also adversely affecting our revenue and earnings. Furthermore, freezing weather may also contribute to water transmission interruptions caused by pipe and main breakage. If we experience an interruption in our water supply, it could have a material adverse effect on our financial condition and results of operations.

The current concentration of our business in central and southern Pennsylvania makes us susceptible to adverse developments in local economic and demographic conditions.

Our service territory presently includes 39 municipalities within York County, Pennsylvania and seven municipalities within Adams County, Pennsylvania. Our revenues and operating results are therefore subject to local economic and demographic conditions in the area. A change in any of these conditions could make it more costly or difficult for us to conduct our business. In addition, any such change would have a disproportionate effect on us, compared to water utility companies that do not have such a geographic concentration.

Contamination of our water supply may cause disruption in our services and adversely affect our revenues.

Our water supply is subject to contamination from the migration of naturally-occurring substances in groundwater and surface systems and pollution resulting from man-made sources. In the event that our water supply is contaminated, we may have to interrupt the use of that water supply until we are able to substitute the flow of water from an uncontaminated water source through our interconnected transmission and distribution facilities. In addition, we may incur significant costs in order to treat the contaminated source through expansion of our current treatment facilities or development of new treatment methods. Our inability to substitute water supply from an uncontaminated water source, or to adequately treat the contaminated water source in a cost-effective manner, may have an adverse effect on our revenues.

The necessity for increased security has and may continue to result in increased operating costs.

In the wake of the September 11, 2001 terrorist attacks and the ensuing threats to the nation's health and security, we have taken steps to increase security measures at our facilities and heighten employee awareness of threats to our water supply. We have also tightened our security measures regarding the delivery and handling of certain chemicals used in our business. We have and will continue to bear increased costs for security precautions to protect our facilities, operations and supplies. We are not aware of any specific threats to our facilities, operations or supplies. However, it is possible that we would not be in a position to control the outcome of such events should they occur.

We depend on the availability of capital for expansion, construction and maintenance.

Our ability to continue our expansion efforts and fund our construction and maintenance program depends on the availability of adequate capital. There is no guarantee that we will be able to obtain sufficient capital in the future or that the cost of capital will not be too high for future expansion and construction. In addition, approval from the PPUC must be obtained prior to our sale and issuance of securities. If we are unable to obtain approval from the PPUC on these matters, or to obtain approval in a timely manner, it may affect our ability to effect transactions that are beneficial to us or our shareholders. A single transaction may itself not be profitable but might still be necessary to continue providing service or to grow the business.

We may face competition from other water suppliers that may hinder our growth and reduce our profitability.

We face competition from other water suppliers for acquisitions, which may limit our growth opportunities. Furthermore, even after we have been the successful bidder in an acquisition, competing water suppliers may challenge our application for extending our franchise territory to cover the target company's market. Finally, third parties either supplying water on a contract basis to municipalities or entering into agreements to operate municipal water systems might adversely affect our business by winning contracts that may be beneficial to us. If we are unable to compete successfully with other water suppliers for these acquisitions, franchise territories and contracts, it may impede our expansion goals and adversely affect our profitability.

An important element of our growth strategy is the acquisition of water systems. Any pending or future acquisitions we decide to undertake will involve risks.

The acquisition and integration of water systems is an important element in our growth strategy. This strategy depends on identifying suitable acquisition opportunities and reaching mutually agreeable terms with acquisition candidates. The negotiation of potential acquisitions as well as the integration of acquired businesses could require us to incur significant costs. Further, acquisitions may result in dilution for the owners of our common stock, our incurrence of debt and contingent liabilities and fluctuations in quarterly results. In addition, the businesses and other assets we acquire may not achieve the financial results that we expect, which could adversely affect our profitability.

We have restrictions on our dividends. There can also be no assurance that we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends.

The terms of our debt instruments impose conditions on our ability to pay dividends. We have paid dividends on our common stock each year since our inception in 1816 and have increased the amount of dividends paid each year since 1997. Our earnings, financial condition, capital requirements, applicable regulations and other factors, including the timeliness and adequacy of rate increases, will determine both our ability to pay dividends on our common stock and the amount of those dividends. There can be no assurance that we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends.

If we are unable to pay the principal and interest on our indebtedness as it comes due or we default under certain other provisions of our loan documents, our indebtedness could be accelerated and our results of operations and financial condition could be adversely affected.

Our ability to pay the principal and interest on our indebtedness as it comes due will depend upon our current and future performance. Our performance is affected by many factors, some of which are beyond our control. We believe that our cash generated from operations, and, if necessary, borrowings under our existing credit facilities will be sufficient to enable us to make our debt payments as they become due. If, however, we do not generate sufficient cash, we may be required to refinance our obligations or sell additional equity, which may be on terms that are not as favorable to us. No assurance can be given that any refinancing or sale of equity will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our failure to comply with certain provisions contained in our trust indentures and loan agreements relating to our outstanding indebtedness could lead to a default under these documents, which could result in an acceleration of our indebtedness.

We depend significantly on the services of the members of our senior management team, and the departure of any of those persons could cause our operating results to suffer.

Our success depends significantly on the continued individual and collective contributions of our senior management team. If we lose the services of any member of our senior management or are unable to hire and retain experienced management personnel, our operating results could suffer.

There is a limited trading market for our common stock; you may not be able to resell your shares at or above the price you pay for them.

Although our common stock is listed for trading on the NASDAQ Global Select Market, the trading in our common stock has substantially less liquidity than many other companies quoted on the NASDAQ Global Select Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Because of the limited volume of trading in our common stock, a sale of a significant number of shares of our common stock in the open market could cause our stock price to decline.

The credit rating of the insurer of our $12 million variable rate PEDFA Series B Bonds was recently downgraded and, as a result, all of the bonds were tendered. If our remarketing agent is not successful in remarketing the

bonds, our Standby Bond Purchase Agreement with PNC Bank may be terminated, and the Company may be required to refund and refinance all of the bonds.

The holders of our $12,000 variable rate PEDFA Series B Bonds may tender their bonds at any time. When the bonds are tendered, they are subject to an annual remarketing agreement, pursuant to which a remarketing agent attempts to remarket the tendered bonds pursuant to the terms of the Indenture. We also have a Standby Bond Purchase Agreement (also known as a liquidity facility) whereby bonds which cannot be remarketed are purchased by a financial institution (PNC Bank). If PNC Bank is unable to remarket or sell the bonds within 6 months, we must begin to buy back the bonds in monthly installments over a five-year period.

In January 2008, the credit rating of the insurer of the bonds was downgraded, and as a result, all of the bonds were tendered. The remarketing agent is currently attempting to remarket the bonds, but these efforts may not be successful. Also, the terms of the standby agreement permit PNC Bank to terminate the agreement after an insurer credit downgrade has occurred. If the remarketing agent is unable to remarket the bonds, it is likely that PNC Bank will terminate the standby agreement and we will be required to refund and refinance all of the bonds. We are currently investigating both fixed and variable financing options that will best satisfy both short-term and long-term objectives. We also have sufficient line of credit capacity to be able to buy the bonds back temporarily until a more permanent refinancing can be achieved. There can be no assurances that we will receive terms as favorable as those of the bonds in any such refinancing, which could adversely affect our results of operations.

Item 1B. Unresolved Staff Comments.

The Company has no unresolved staff comments.

Item 2. Properties.

Source of Supply

The Company has two impounding dams located in York and Springfield Townships adjoining the Borough of Jacobus to the south. The lower dam, the Lake Williams Impounding Dam, is constructed of compacted earth with a concrete core wall and is 700 feet long and 58 feet high and creates a reservoir covering approximately 165 acres containing about 870 million gallons of water. About 800 acres surrounding the reservoir are planted with more than 1.2 million evergreen trees, which the Company believes will protect the area both from pollution and also from soil erosion, which might otherwise fill the reservoir with silt. The upper dam, the Lake Redman Impounding Dam, is constructed of compacted earth and is 1,000 feet long and 52 feet high and creates a reservoir covering approximately 290 acres containing about 1.3 billion gallons of water. About 600 acres surrounding the reservoir are planted with grass, which the Company believes will protect the area both from pollution and also from soil erosion, which might otherwise fill the reservoir with silt.

In addition to the two impounding dams, the Company owns a 15-mile pipeline from the Susquehanna River to Lake Redman that provides access to a supply of an additional 12.0 million gallons of water per day. As of December 31, 2007, the Company's present average daily availability was 35.0 million gallons, and daily consumption was approximately 19.1 million gallons.

Pumping Stations

The Company's main pumping station is located in Spring Garden Township on the south branch of the Codorus Creek about 1,500 feet upstream from its confluence with the west branch of the Codorus Creek and about four miles downstream from the Company's lower impounding dam. The pumping station presently houses pumping equipment consisting of three electrically driven centrifugal pumps and two diesel-engine driven centrifugal pumps with a combined pumping capacity of 68.0 million gallons per day. The pumping capacity is more than double peak requirements and is designed to provide an ample safety margin in the event of pump or power failure. In 2007, a large diesel backup generator was added to provide power to our pumps in the event of an emergency. The raw water is pumped approximately two miles to the filtration plant through pipes owned by the Company.

The Susquehanna River Pumping Station is located on the western shore of the Susquehanna River several miles south of Wrightsville, PA. The pumping station is equipped with (3) Floway Vertical Turbine pumps rated at 6 million gallons per day each. The pumps are driven by (3) Caterpillar 3512 Diesel Engines rated at 1175 H.P. each. The pumping station pumps water from the Susquehanna River approximately 15 miles through a combination of 30" and 36" ductile iron main to the Company's upper impounding dam, Lake Redman.

Water Treatment

The Company's filtration plant is located in Spring Garden Township about one-half mile south of the City of York. Water at this plant is filtered through twelve dual media filters having a stated capacity of 31.0 million gallons per day with a maximum supply of 42.0 million gallons per day for short periods if necessary. Based on an average daily consumption in 2007 of approximately 19.1 million gallons, the Company believes the pumping and filtering facilities are adequate to meet present and anticipated demands. In 2005, the Company performed a capacity study of the filtration plant and in 2007, began upgrading the facility to increase capacity for future growth. The project is expected to continue over the next several years.

Transmission and Distribution

The distribution system of the Company has approximately 845 miles of main water lines which range in diameter from 2 inches to 36 inches. The distribution system includes 24 booster stations and 27 standpipes and reservoirs capable of storing approximately 56.0 million gallons of potable water. All booster stations are equipped with at least two pumps for protection in case of mechanical failure. In 2008, the Company plans to construct new booster stations in the northwest area of York, New Oxford and West Manheim Township. An additional standpipe is planned for West Manheim Township.

Other Properties

The Company's distribution center and material and supplies warehouse are located at 1801 Mt. Rose Avenue, Springettsbury Township and are composed of three one-story concrete block buildings aggregating 30,680 square feet.

The accounting and executive offices of the Company are located in one three-story and one two-story brick and masonry buildings, containing a total of approximately 21,861 square feet, at 124 and 130 East Market Street, York, Pennsylvania.

All of the Company's properties described above are held in fee by the Company. There are no material encumbrances on such properties.

In 1976, the Company entered into a Joint Use and Park Management Agreement with York County under which the Company licensed use of certain of its lands and waters for public park purposes for a period of 50 years. This property includes two lakes and is located on approximately 1,700 acres in Springfield and York townships. Of the Park's acreage, approximately 500 acres are subject to an automatically renewable one-year license. Under the Joint Use Agreement, York County has agreed not to erect a dam upstream on the East Branch of the Codorus Creek or otherwise obstruct the flow of the creek. The Joint Use Agreement subordinates the County's use of the lands and waters for recreational purposes to our prior and overriding use of the lands and waters for utility purposes.

Item 3. Legal Proceedings.

There are no material legal proceedings involving the Company.

Item 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted to a vote of the security holders during the fourth quarter of the fiscal year covered by this report.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The information set forth under the caption "Market for Common Stock and Dividends" and "Dividend Policy" of the

2007 Annual Report to Shareholders is incorporated herein by reference.

The Company has no securities authorized for issuance under equity compensation plans with the exception of an employee stock purchase plan. The employee stock purchase plan allows employees to purchase stock at a 5% discount up to a maximum of 10% of their gross compensation. Under this plan, approximately 59,000 authorized shares remain unissued as of December 31, 2007.

The information set forth under the caption "Company Performance" of the Proxy Statement for the Company's 2008 Annual Meeting of Shareholders is incorporated herein by reference.

The Company did not repurchase any of its securities during the fourth quarter of 2007.

Item 6. Selected Financial Data.

The information set forth under the caption "Highlights of Our 192nd Year" of the 2007 Annual Report to Shareholders is incorporated herein by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The information set forth under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the 2007 Annual Report to Shareholders is incorporated herein by reference.

This annual report on Form 10-K contains certain matters which are not historical facts, but which are forward-looking statements. Words such as "may," "should," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. The Company intends these forward-looking statements to qualify for safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include certain information relating to the Company's business strategy; statements including, but not limited to:

- expected profitability and results of operations;
- goals, priorities and plans for, and cost of, growth and expansion;
- strategic initiatives;
- availability of water supply;
- water usage by customers; and
- ability to pay dividends on common stock and the rate of those dividends.

The forward-looking statements in this Annual Report reflect what the Company currently anticipates will happen. What actually happens could differ materially from what it currently anticipates will happen. The Company does not intend to make any public announcement when forward-looking statements in this Annual Report are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason. Important matters that may affect what will actually happen include, but are not limited to:

- changes in weather, including drought conditions;
- levels of rate relief granted;
- the level of commercial and industrial business activity within the Company's service territory;
- construction of new housing within the Company's service territory and increases in population;
- changes in government policies or regulations;
- the ability to obtain permits for expansion projects;

- material changes in demand from customers, including the impact of conservation efforts which may impact the demand of customers for water;
- changes in economic and business conditions, including interest rates, which are less favorable than expected; and
- other matters set forth in Item 1A, "Risk Factors".

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

All dollar amounts are stated in thousands of dollars.

The Company does not use off-balance sheet transactions, arrangements or obligations that may have a material current or future effect on financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses. The Company does not use securitization of receivables or unconsolidated entities. The Company does not engage in trading or risk management activities, with the exception of the interest rate swap agreement discussed in Note 4 to the financial statements, does not use derivative financial instruments for trading purposes, has no lease obligations, and does not have material transactions involving related parties.

The Company's operations are exposed to market risks primarily as a result of changes in interest rates. This exposure to these market risks relates to the Company's debt obligations under its lines of credit. As of February, 2008 the Company has lines of credit with maximum availability of $28,000 with two banks, under which there were borrowings outstanding of $11,210 as of December 31, 2007. Loans granted under these lines bear interest based upon LIBOR plus 0.70 to 0.75 percent. Both lines of credit are unsecured. One line, amounting to $11,000 is payable upon demand, whereas the other is a committed line with a revolving 2-year maturity. Other than lines of credit, the Company has long-term fixed rate debt obligations as discussed in Note 4 to the Financial Statements included in the 2007 Annual Report to Shareholders included as Exhibit 13 to this Form 10-K and the variable rate PEDFA loan agreement described below.

In December 2004, the Pennsylvania Economic Development Financing Authority, or the PEDFA, issued $12,000 aggregate principal amount of PEDFA Exempt Facilities Revenue Bonds, Series B. The PEDFA then loaned the proceeds to the Company pursuant to a variable interest rate loan agreement with a maturity date of October 1, 2029. In connection with the loan agreement, the Company entered into an interest rate swap transaction whereby the Company exchanged its floating rate obligation for a fixed rate obligation. The purpose of the interest rate swap is to manage the Company's exposure to fluctuations in the interest rate. See Note 4 to the financial statements of our 2007 Annual Report to Shareholders included as Exhibit 13 to this Form 10-K.

The table below provides information about the Company's derivative financial instrument and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date.

(In thousands of dollars)	Expected Maturity Date							
Liabilities	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
Long-term debt	$12,040	$10,951	$4,341	$41	$42	$43,090	$70,505	$80,000
Weighted average interest rate	3.70%	3.89%	3.72%	1.00%	1.00%	7.27%	6.03%	

(In thousands of dollars)				Expected Maturity Date				
Interest Rate Derivatives	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
Interest Rate Swap – Notional Value $12,000								$473
Variable to Fixed								
Average pay rate	3.15%	3.16%	3.16%	3.16%	3.19%	3.16%	3.16%	
Average receive rate	2.52%	1.94%	2.33%	2.58%	2.75%	3.12%	2.96%	

The liabilities portion of the table includes the $12,000 variable rate loan, as the underlying bonds were tendered in January 2008. Interest on the $12,000 variable rate loan is included at an assumed interest rate of 3.71% which represents the average rate paid to bondholders in 2007. Since the bonds were tendered in January and may not be able to be remarketed, the Company may be required to refund the bonds and refinance them. If the variable rate debt were refinanced, the interest rate could be in the 4.00% - 7.00% range, which is a substantial increase. The Company would ask the Pennsylvania Public Utility Commission for the additional interest to be included in rates charged to customers.

The liabilities table also includes $8,210 in 2009 of outstanding borrowings under the Company's committed line of credit. The interest rate is variable but is included in the table at its most current rate of 4.0 percent.

The interest rate derivative portion of the table assumes the interest rate swap agreement continues. If the Company refunds and refinances the variable rate debt, the swap may continue or it may be terminated. In the event the interest rate swap terminates, either we or PNC Bank, the swap counterparty, may be required to make a termination payment to the other based on market conditions at such time. If the Company had terminated the rate swap as of February 27, 2008, the Company's termination payment would have amounted to $405.

Item 8. Financial Statements and Supplementary Data.

The following financial statements set forth in the printed 2007 Annual Report to Shareholders are incorporated herein by reference:

Management's Report on Internal Controls Over Financial Reporting	Page 20
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	Page 21
Report of Independent Registered Public Accounting Firm	Page 22
Balance Sheets as of December 31, 2007 and 2006	Page 23
Statements of Income for Years Ended December 31, 2007, 2006 and 2005	Page 24
Statements of Common Stockholders' Equity and Comprehensive Income for Years Ended December 31, 2007, 2006 and 2005	Page 25
Statements of Cash Flows for Years Ended December 31, 2007, 2006 and 2005	Page 26
Notes to Financial Statements	Page 27

Except for the above financial data and the information specified under Items 1, 5, 6, 7, and 7A of this report, the 2007Annual Report to Shareholders is not deemed to be filed as part of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's President and Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon this evaluation, the Company's President and Chief Executive Officer along with the Chief Financial Officer concluded that the Company's disclosure controls and procedures as of the end of the period covered by this report are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to the Company's management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure. A controls system cannot provide absolute assurance, however, that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

The Company's management's report on internal control over financial reporting is set forth in Item 8 of this annual report on Form 10-K and is incorporated by reference herein.

(b) Attestation Report of the Registered Public Accounting Firm

The Company's internal controls over financial reporting as of December 31, 2007 have been audited by Beard Miller Company LLP, the independent registered public accounting firm who also audited the Company's financial statements. Beard Miller's attestation report on the Company's internal control over financial reporting is set forth in Item 8 of this annual report on Form 10-K and is incorporated by reference herein.

(c) Change in Internal Control over Financial Reporting

No change in the Company's internal control over financial reporting occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Directors and Executive Officers

The information set forth under the caption "Voting Securities and Principal Holders Thereof" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2008 Annual Meeting of Shareholders to be held May 5, 2008 is incorporated herein by reference.

Other Directorships

The information set forth under the caption "General Information about Other Boards of Directors" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2008 Annual Meeting of Shareholders to be held May 5, 2008 is incorporated herein by reference.

Section 16(a) Beneficial Ownership Reporting Compliance

The information set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2008 Annual Meeting of Shareholders to be held May 5, 2008 is incorporated herein by reference.

Code of Ethics

The Company's Board of Directors has adopted a Code of Conduct applicable to all Directors, officers and employees. There were no waivers of the code made for any Director, officer or employee during 2007. A copy of the Code of Conduct was filed with the Securities and Exchange Commission as Exhibit 14 to the Company's Annual Report on Form

10-K for the year ended December 31, 2002. The Code of Conduct is also available, free of charge, on the Company's website at www.yorkwater.com. The Company intends to disclose amendments to, or Director, officer and employee waivers from, the Code of Conduct, if any, on its website, or by Form 8-K to the extent required.

Audit Committee

The information set forth under the caption "Committees and Functions" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2008 Annual Meeting of Shareholders to be held May 5, 2008 is incorporated herein by reference.

The Board of Directors has determined that John L. Finlayson, Chairman of the Audit Committee, is an Audit Committee financial expert within the meaning of the applicable SEC rules. Mr. Finlayson is a Certified Public Accountant, and has an understanding of generally accepted accounting principles and financial statements, as well as the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves. Mr. Finlayson is experienced in the preparation and auditing of financial statements of public companies, and has an understanding of accounting estimates, internal control over financial reporting and audit committee functions. He is independent of management.

Item 11. Executive Compensation.

The information set forth under the caption "Compensation of Directors and Executive Officers" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2008 Annual Meeting of Shareholders to be held May 5, 2008 is incorporated herein by reference.

Compensation Committee Interlocks and Insider Participation

The information set forth under the caption "Committees and Functions" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2008 Annual Meeting of Shareholders to be held May 5, 2008 is incorporated herein by reference.

Compensation Committee Report

The information set forth under the caption "Compensation Committee Report" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2008 Annual Meeting of Shareholders to be held May 5, 2008 is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The Company has no securities authorized for issuance under equity compensation plans with the exception of an employee stock purchase plan. The employee stock purchase plan allows employees to purchase stock at a 5% discount up to a maximum of 10% of their gross compensation. Under this plan, approximately 59,000 authorized shares remain unissued as of December 31, 2007.

The information set forth under the caption "Voting Securities and Principal Holders Thereof" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2008 Annual Meeting of Shareholders to be held May 5, 2008 is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Michael W. Gang, an independent director of the Company, is a partner in the law firm of Post & Schell PC. The Company retained this firm for various matters during 2007 and expects to do so again during 2008. The Company paid approximately $76,000 to this law firm in 2007. The Company plans to consult with Jeffrey S. Osman, Retired President and Chief Executive Officer and Director, regarding regulatory matters in 2008. The value of these services is expected to be less than $50,000.

The information set forth under the captions "Election of Directors" and "Disclosure of Related Party Transactions" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2008 Annual Meeting of Shareholders to be held May 5, 2008 is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information set forth under the caption, "Shareholder Approval of Appointment of Independent Public Accountants" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2008 Annual Meeting of Shareholders to be held May 5, 2008 is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)(1) Certain documents filed as a part of the Form 10-K.

The financial statements set forth under Item 8 of this Form 10-K.

(a)(2) Financial Statement schedules.

Schedule Number	Schedule Description	Page Number
II	Valuation and Qualifying Accounts for the years ended December 31, 2007, 2006, and 2005	15

The report of the Company's independent registered public accounting firm with respect to the financial statement schedule appears on page 14.

All other financial statements and schedules not listed have been omitted since the required information is included in the financial statements or the notes thereto, or is not applicable or required.

(a)(3) Exhibits required by Item 601 of Regulation S-K.

The exhibits are set forth in the Index to Exhibits shown on pages 17 through 20.

bmc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
The York Water Company

The audits referred to in our report dated March 10, 2008 relating to the financial statements of The York Water Company as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007 incorporated in Item 8 of this Form 10-K by reference to the annual report to stockholders for the year ended December 31, 2007 included the audit of the financial statement schedule listed in Item 15(a)(2). This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based upon our audits.

In our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein.

Beard Miller Company LLP

Beard Miller Company LLP
York, Pennsylvania
March 10, 2008

THE YORK WATER COMPANY

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

FOR THE THREE YEARS ENDED DECEMBER 31, 2007

Description	Balance at Beginning Of Year	Additions: Charged to Cost and Expenses	Additions: Recoveries	Deductions	Balance At End Of Year
FOR THE YEAR ENDED DECEMBER 31, 2007					
Reserve for uncollectible accounts	$173,000	$153,855	$20,831	$154,686	$193,000
FOR THE YEAR ENDED DECEMBER 31, 2006					
Reserve for uncollectible accounts	$135,000	$209,914	$15,253	$187,167	$173,000
FOR THE YEAR ENDED DECEMBER 31, 2005					
Reserve for uncollectible accounts	$130,000	$128,032	$14,126	$137,158	$135,000

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE YORK WATER COMPANY
(Registrant)

Dated: March 10, 2008

By: ____________
Jeffrey R. Hines
President and CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: ____________
Jeffrey R. Hines
(Principal Executive Officer and Director)

Dated: March 10, 2008

By: ____________
Kathleen M. Miller
(Principal Accounting Officer and Chief Financial Officer)

Dated: March 10, 2008

Directors:	Date:
By: ____________ William T. Morris	March 10, 2008
By: ____________ Irvin S. Naylor	March 10, 2008
By: ____________ Jeffrey S. Osman	March 10, 2008
By: ____________ John L. Finlayson	March 10, 2008
By: ____________ George Hay Kain, III	March 10, 2008
By: ____________ Michael W. Gang	March 10, 2008
By: ____________ George W. Hodges	March 10, 2008
By: ____________ Thomas C. Norris	March 10, 2008
By: ____________ Ernest J. Waters	March 10, 2008

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Page Number of Incorporation By Reference
3	Amended and Restated Articles of Incorporation	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 3.1 to Form 8-K dated August 30, 2006.
3.1	By-Laws	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 3.1 to Form 8-K dated January 24, 2007.
4.1	Optional Dividend Reinvestment Plan	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as the Prospectus included in Amendment No. 1 to Form S-3 dated June 12, 1997 (File No. 33-81246).
4.2	Shareholder Rights Agreement	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 1 to Form 8-A dated January 26, 1999.
10.1	Loan Agreement between The York Water Company and the Pennsylvania Infrastructure Investment Authority for $800,000 at 1.00% dated August 24, 1999	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 4.2 to the Company's 2000 Form 10-K.
10.2	Note Agreement Relative to the $6,000,000 10.17% Senior Notes, Series A and $5,000,000 9.60% Senior Notes, Series B dated January 2, 1989	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 4.5 to the Company's 1989 Form 10-K.
10.3	Note Agreement Relative to the $6,500,000 10.05% Senior Notes, Series C dated August 15, 1990	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 4.6 to the Company's 1990 Form 10-K.
10.4	Note Agreement Relative to the $7,500,000 8.43% Senior Notes, Series D dated December 15, 1992	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 4.7 to the Company's 1992 Form 10-K.
10.5	Fourth Supplemental Acquisition, Financing and Sale Agreement Relative to the $2,700,000 4.75% Water Facilities Revenue Refunding Bonds dated February 1, 1994	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 4.8 to the Company's Quarterly Report Form 10-Q for the quarter ended June 30, 1994.

Exhibit Number	Exhibit Description	Page Number of Incorporation By Reference
10.6	Fifth Supplemental Acquisition, Financing and Sale Agreement Relative to the $4,300,000 5% Water Facilities Revenue Refunding Bonds dated October 1, 1995	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 4.9 to the Company's Quarterly Report Form 10-Q for the quarter ended September 30, 1995.
10.7	Loan Agreement between The York Water Company and Pennsylvania Economic Development Financing Authority, dated as of April 1, 2004 Relative to the $2,350,000 4.05% and $4,950,000 5% Exempt Facility Revenue Bonds	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 4.1 to the Company's June 30, 2004 Form 10-Q.
10.8	Loan Agreement between The York Water Company and Pennsylvania Economic Development Financing Authority, dated as of December 1, 2004 Relative to the $12,000,000 3.16% (Variable rate with swap) Exempt Facility Revenue Bonds	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.1 to the Company's December 9, 2004 Form 8-K.
10.9	Trust Indenture dated December 1, 2004 between the Pennsylvania Economic Development Financing Authority and Manufacturers and Traders Trust Company, as trustee.	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.2 to the Company's December 9, 2004 Form 8-K.
10.10	Articles of Agreement Between The York Water Company and Springettsbury Township Relative to Extension of Water Mains dated April 17, 1985	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.1 to the Company's 1989 Form 10-K.
10.11	Articles of Agreement Between The York Water Company and Windsor Township Relative to Extension of Water Mains dated February 9, 1989	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.2 to the Company's 1989 Form 10-K.
10.12	Articles of Agreement Between The York Water Company and Windsor Township, Yorkana Borough, Modern Trash Removal of York, Inc. and Lower Windsor Township Relative to Extension of Water Mains dated July 18, 1989	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.3 to the Company's 1989 Form 10-K.
10.13	Articles of Agreement Between The York Water Company and North Codorus Township Relative to Extension of Water Mains dated September 20, 1989	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.4 to the Company's 1990 Form 10-K.

Exhibit Number	Exhibit Description	Page Number of Incorporation By Reference
10.14	Articles of Agreement Between The York Water Company and York Township Relative to Extension of Water Mains dated December 29, 1989	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.5 to the Company's 1990 Form 10-K.
10.15	Amendment Number 1 to Articles of Agreement Between The York Water Company and Conewago Township Relative to Extension of Water Mains dated March 14, 2003	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.15 to the Company's 2004 Form 10-K.
10.16*	Cash Incentive Plan	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.1 to the Company's January 24, 2005 Form 8-K.
10.17*	Agreement, made as of January 26, 1999, between The York Water Company and Bruce C. McIntosh.	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.1 to the Company's July 15, 2004 Form 8-K.
10.18*	Agreement, made as of January 26, 1999, between The York Water Company and Jeffrey R. Hines, P.E.	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.2 to the Company's July 15, 2004 Form 8-K.
10.19*	Agreement, made as of January 26, 1999, between The York Water Company and Duane R. Close.	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.3 to the Company's July 15, 2004 Form 8-K.
10.20*	Agreement, made as of December 18, 2003, between The York Water Company and Jeffrey S. Osman.	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.4 to the Company's July 15, 2004 Form 8-K.
10.21*	Agreement, made as of December 15, 2003, between The York Water Company and Kathleen M. Miller.	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.5 to the Company's July 15, 2004 Form 8-K.
10.22*	Agreement, made as of December 15, 2003, between The York Water Company and Vernon L. Bracey.	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.6 to the Company's July 15, 2004 Form 8-K.

Exhibit Number	Exhibit Description	Page Number of Incorporation By Reference
10.23*	Form of Supplemental Retirement Plan	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.7 to the Company's July 15, 2004 Form 8-K.
10.24*	Form of Deferred Compensation Agreement	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.8 to the Company's July 15, 2004 Form 8-K.
10.25	Loan Agreement between The York Water Company and York County Industrial Development Authority, dated as of October 1, 2006 Relative to the $10,500,000 4.75% Exempt Facility Revenue Bonds	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.1 to the Company's November 2, 2006 Form 8-K.
10.26	Trust Indenture dated October 1, 2006 between the York County Industrial Development Authority and Manufacturers and Traders Trust Company, as trustee.	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.2 to the Company's November 2, 2006 Form 8-K.
13	2007 Annual Report to Shareholders	Filed herewith.
14	Company Code of Conduct	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 14 to the Company's 2002 Form 10-K.
23	Consent of Beard Miller Company LLP, Independent Registered Public Accounting Firm	Filed herewith.
31.1	Certification pursuant to Rule 13a-15(f) and 15d-15(f)	Filed herewith.
31.2	Certification pursuant to Rule 13a-15(f) and 15d-15(f)	Filed herewith.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.

*Denotes management contract or compensatory plan or arrangement.

EXHIBIT 13

THE YORK WATER COMPANY

2007 ANNUAL REPORT TO SHAREHOLDERS

The York Water Company's 2007 Annual Report to Shareholders is attached hereto.

bmc

Exhibit 23
Consent of Beard Miller Company LLP, Independent Registered Public Accounting Firm

The York Water Company
York, Pennsylvania

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-59072 and 033-81246) and Form S-8 (No. 333-29021) of The York Water Company of our reports dated March 10, 2008, relating to the financial statements, and the effectiveness of The York Water Company's internal control over financial reporting, which appear in the Annual Report to Stockholders, which is incorporated by reference in this Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated March 10, 2008 relating to the financial statement schedule, which appears in this Form 10-K.

Beard Miller Company LLP

Beard Miller Company LLP
York, Pennsylvania
March 10, 2008

EXHIBIT 31.1
CERTIFICATIONS

I, Jeffrey R. Hines, certify that:

1. I have reviewed this report on Form 10-K of The York Water Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2008

Jeffrey R. Hines
President and CEO

EXHIBIT 31.2
CERTIFICATIONS

I, Kathleen M. Miller, certify that:

1. I have reviewed this report on Form 10-K of The York Water Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2008

Kathleen M. Miller
Kathleen M. Miller
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The York Water Company on Form 10-K for the period ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jeffrey R. Hines, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

THE YORK WATER COMPANY

Jeffrey R. Hines
Chief Executive Officer

Date: March 10, 2008

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The York Water Company on Form 10-K for the period ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kathleen M. Miller, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

THE YORK WATER COMPANY

Kathleen M. Miller
Chief Financial Officer

Date: March 10, 2008



Preparing to Serve the changing needs of customers in our expanding distribution territory and supply system is a hallmark of The York Water Company.

The York Water Company
130 EAST MARKET STREET, YORK, PENNSYLVANIA 17405
"That good York water"
SINCE 1816

END